                                            As filed pursuant to Rule 424(b)(3)
                                            under the Securities Act of 1933
                                            Registration No. 333-95649

                       PROSPECTUS DATED FEBRUARY 16, 2000

[LOGO]

TEKELEC

--------------------------------------------------------------------------------
$135,000,000
3.25% CONVERTIBLE SUBORDINATED DISCOUNT NOTES DUE 2004 AND
SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION THEREOF
--------------------------------------------------------------------------------

    This prospectus relates to (1) $135,000,000 aggregate principal amount at maturity of 3.25% convertible subordinated discount notes due 2004 of Tekelec, a California corporation, and (2) the shares of common stock, without par value, of Tekelec issuable upon conversion of the notes. The notes and the common stock that are offered for resale in this prospectus are offered for the accounts of their current holders, to whom we also refer as the selling securityholders. The notes were initially acquired from Tekelec by Deutsche Bank Securities Inc. and Warburg Dillon Read LLC, to whom we refer together as the initial purchasers, in November 1999 in connection with a private offering.

    The notes are convertible at any time on or after January 31, 2000 into Tekelec common stock unless we have previously redeemed or otherwise purchased the notes, at a conversion rate of 56.3393 shares per $1,000 principal amount at maturity, subject to adjustment in certain events. Our common stock is traded on the Nasdaq National Market under the symbol "TKLC." On February 7, 2000, the closing price of the common stock was $33.625 per share.

   Interest on the notes is payable on May 2 and November 2 of each year, commencing on May 2, 2000. The notes were originally issued at a price of $853.54 per $1,000 principal amount at maturity, referred to as the "issue price," which represented an original issue discount of 14.646% from the principal amount at maturity, referred to as the "original issue discount." The payment of the principal amount of the notes at maturity, together with cash interest paid over the term of the notes, represents a yield to maturity of 6.75% per year, computed on a semi-annual bond equivalent basis.

   We may not redeem the notes prior to November 2, 2002. Thereafter, we may redeem the notes on at least 30 days' notice at our option, in whole or in part, at the redemption prices set forth in this prospectus, in each case together with accrued but unpaid interest. Subject to certain restrictions and conditions, in the event of a change of control of Tekelec, as defined in the indenture governing the notes, each holder of the notes will have the right to require us to repurchase all or any portion of such holder's notes at the issue price of the notes plus accrued original issue discount, together with accrued but unpaid interest. See "Description of the Notes -- Change in Control" and "-- Optional Redemption."

   The notes are general unsecured obligations of Tekelec and are subordinated in right of payment to all our existing and future senior indebtedness, as defined in the indenture governing the notes. The notes are also effectively subordinated to all existing and future indebtedness and other liabilities of our subsidiaries. The indenture does not restrict the incurrence of senior indebtedness or other indebtedness of Tekelec and its subsidiaries. As of November 30, 1999, we had approximately $44.7 million of consolidated indebtedness and other obligations effectively ranking senior to the notes and $17.9 million available to be drawn upon under our credit facilities which would be senior to the notes.

   Tekelec will not receive any of the proceeds from sales of the notes or the shares by the selling securityholders. The notes and the shares may be offered in negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices. The selling securityholders may be deemed to be "underwriters" as defined in the Securities Act of 1933. If any broker-dealers are used by the selling securityholders, any commissions paid to broker-dealers and, if broker-dealers purchase any notes or shares as principals, any profits received by such broker-dealers on the resale of the notes or shares may be deemed to be underwriting discounts or commissions under the Securities Act. In addition, any profits realized by the selling securityholders may be deemed to be underwriting commissions.

   This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any of the securities offered hereby by any person in any jurisdiction in which it is unlawful for such person to make such an offering or solicitation.

   INVESTING IN THE NOTES AND THE COMMON STOCK ISSUABLE UPON THEIR CONVERSION INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 7.

                                ----------------

   NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE DATE OF THIS PROSPECTUS IS FEBRUARY 16, 2000.

                                     SUMMARY

   In this prospectus, the words "Tekelec," "we," "our," "ours" and "us" refer only to Tekelec and its subsidiaries (unless indicated otherwise), and not to any of the selling securityholders. The following summary contains basic information about this offering. It likely does not contain all of the information that is important to you. You should read the entire prospectus, including the financial information and related notes, and the documents we have incorporated by reference into this prospectus before making an investment decision.

                                     TEKELEC

OUR BUSINESS

   Tekelec designs, manufactures, markets and supports a suite of infrastructure and diagnostics products for existing and converging telecommunications networks. Our infrastructure products are used in the signaling portion of these networks to control, establish and terminate voice and data communications. Our products allow carriers and service providers to develop and offer intelligent services such as call waiting, caller ID, voice messaging, toll free calls, prepaid calling and local number portability. Our diagnostics products enable carriers and communications equipment manufacturers to simulate, test and monitor network elements. We also develop, sell and support management software for call center operations.

   Demand for communications infrastructure has expanded rapidly due to increasing competition among service providers and subscriber demand for data communications, connectivity and intelligent services. According to International Data Corp., an independent market research firm, the number of Internet users is expected to grow to 320 million by 2003 from approximately 93 million in 1998. Service providers are rapidly building out data networks to accommodate the resulting growth in traffic and are increasingly seeking reliable and efficient infrastructure products and interfaces that facilitate the convergence of voice and data networks. We believe that this rapid build-out will increase the demand for products that extend the reliability of today's voice networks and enable the delivery of intelligent services to converged networks.

   We are the leading supplier in North America of signal transfer points, a key element of the signaling infrastructure for traditional voice networks. Our Eagle STP and DaVinci SCP are based on Signaling System #7 (SS7), which is the industry standard used in such networks. Telecommunications carriers use our Eagle STP to control calls and to direct the signaling messages that coordinate the provision of intelligent services. We recently introduced a suite of products based on SS7 technology for converged voice and data networks. These products include our IP7 Secure Gateway and DaVinci VoX Gateway Controller, which provide a highly scalable and flexible solution to extend the reliability and features of voice networks to converged networks.

   We believe that our products are differentiated based on their superior performance, reliability, versatility and innovative features. We sell our infrastructure and diagnostics products to established and emerging telecommunications carriers and equipment suppliers around the world. Our infrastructure product customers include AT&T Wireless, Bell Atlantic, Level 3, Nextel, Orange Personal Commumications Services, Sprint, U S WEST and Vodafone Airtouch. Our diagnostics product customers include Alcatel, Cisco, Ericsson, GTE, Lucent, Motorola, Nortel, Sprint and U S WEST. We market our products through a variety of channels, including our direct sales forces and OEM, distributor and other reseller relationships with telecommunications equipment suppliers such as Daewoo, Lucent, Sonus Networks, Tellabs and Unisys.

   Our objective is to be the premier supplier of infrastructure and diagnostics products for existing and converging networks. We intend to focus on the market opportunities arising from the convergence of voice and data networks and to apply our technology to develop products and services for such networks. In order to achieve our goal we intend to leverage our established customer relationships and our expertise in SS7 technology. Our strategy is to maintain technology leadership, target the convergence of voice and data networks, expand internationally and pursue new market segments and additional strategic relationships.



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

                                  THE OFFERING

Issuer................................  Tekelec. For purposes of this summary,
                                        "Tekelec," "we," "us" and "our" refer to
                                        Tekelec and not to its subsidiaries.

Securities Offered....................  $135,000,000 aggregate principal amount at maturity of 3.25% convertible
                                        subordinated discount notes due 2004
                                        that were previously issued in a private offering, and shares of Tekelec common stock as may be issued upon conversion of the notes.

Issue Price...........................  $853.54 per $1,000 principal amount at maturity, which represents an original
                                        issue discount of 14.646% from the
                                        principal amount at maturity, plus
                                        accrued interest from November 2, 1999,
                                        the date of issue.

Conversion............................  You may convert a note into shares of
                                        Tekelec's common stock at any time on or after January 31, 2000 through the maturity date, unless the note has been previously redeemed or repurchased. The conversion rate will be 56.3393 shares per $1,000 of principal amount at maturity of the notes, subject to adjustment in certain circumstances. This results in an initial conversion price of $15.15 per share, or a 20% premium to the closing price of $12.625 of our common stock on the Nasdaq National Market on October 26, 1999. The number of shares into which a note is convertible will not be adjusted for accrued original issue discount or for accrued but unpaid interest. See "Description of the Notes-- Conversion."

Interest Payment Dates................  Interest of 3.25% per year will be paid semi-annually on the principal amount at maturity on May 2 and November 2 of each year, commencing on May 2, 2000.

Maturity and Yield....................  The notes will mature on November 2,
                                        2004. The payment of the principal
                                        amount of the notes at maturity,
                                        together with cash interest paid over
                                        the term of the notes, will yield 6.75%
                                        per year, calculated on a semi-annual
                                        bond equivalent basis, to an investor
                                        who holds a note from the initial
                                        issuance date until maturity.

Optional Redemption...................  At any time after November 2, 2002, we may at our option redeem the notes in
                                        whole or in part at increasing
                                        redemption prices calculated to include
                                        the accrued original issue discount to
                                        the date of redemption. Upon such
                                        redemption we are also required to pay
                                        accrued but unpaid interest to the date
                                        of redemption. See "Description of the
                                        Notes-- Optional Redemption."

Change in Control.....................  Upon the occurrence of a "change in control," we will be required under some circumstances to make an offer to repurchase each holder's notes at the issue price of the notes plus accrued but unpaid interest and accrued original issue discount to the date of repurchase. See "Description of the Notes-- Change in Control."

Ranking...............................  The notes are: (1) unsecured; (2)
                                        subordinated to all of our existing and
                                        future indebtedness not expressly
                                        subordinated to or on a parity with the
                                        notes; and (3) effectively subordinated
                                        to all existing and future indebtedness
                                        of our subsidiaries. As of November 30,
                                        1999, we had approximately $44.7 million of consolidated indebtedness and other obligations effectively ranking senior to the notes and $17.9 million available to be drawn upon under our credit facilities, which effectively ranks senior to the notes. See "Description of Existing Indebtedness." The indenture governing the notes does not restrict our or our subsidiaries' ability to incur senior indebtedness or any other indebtedness or liabilities.

Registration Rights...................  We have agreed to use our reasonable best efforts to cause the shelf
                                        registration statement, of which this
                                        prospectus is a part, to become
                                        effective under the Securities Act
                                        within 150 days after the date on which
                                        we file the shelf registration
                                        statement. If we do not comply with
                                        certain covenants set forth in the
                                        registration rights agreement, we will
                                        be required to pay liquidated damages to the holders of the notes. See
                                        "Description of the Notes-- Registration
                                        Rights."

Use of Proceeds.......................  We will not receive any proceeds from the sale by the selling securityholders
                                        of the notes or common stock.

Original Issue Discount on
Notes.................................  Each note was issued with original issue discount for United States federal
                                        income tax purposes. The amount of the
                                        discount is the difference between the
                                        principal amount of the note at maturity and its issue price. You should be aware that accrued original issue discount will be includable periodically in your gross income as ordinary income for United States federal income tax purposes before conversion, redemption, other disposition or maturity of your notes, whether or not those notes ultimately are converted, redeemed, sold to us or others or paid at maturity.

                                       ---------------

   Unless otherwise indicated in this prospectus, all share and per-share data has been adjusted to reflect our March 1995, August 1997 and July 1998 two-for-one stock splits.

   IEX(R), Eagle(R), Chameleon(R) and the Tekelec logo are registered trademarks of Tekelec. Tekelec, IP(7), IP(7) Secure Gateway, IP(7) Sentinel, DaVinci, DaVinci Vox Gateway Controller, MGTS, MGTS Companion, MGTS i3000, MGTS Flex, ATM(7) Inspector, TALI, TotalView and TotalNet are trademarks of Tekelec.

                       SUMMARY CONSOLIDATED FINANCIAL DATA

                                                                                                 NINE MONTHS ENDED
                                                    YEAR ENDED DECEMBER 31,                        SEPTEMBER 30,
                                 ----------------------------------------------------------   ---------------------
                                   1994         1995       1996          1997       1998         1998       1999
                                 ---------   ---------   ---------    ---------   ---------   ---------   ---------
                                                       (IN THOUSANDS, EXCEPT PER-SHARE AMOUNTS)
STATEMENT OF OPERATIONS
  DATA:
Revenues .....................   $  61,189   $  75,276   $  72,126    $ 125,140   $ 176,669   $ 127,515   $ 149,156
Income (Loss) before provision
  for income taxes ...........       5,711       8,450        (284)      29,741      55,551      40,957         174
Net income (loss) ............       4,460       6,311      (2,511)      28,996      39,209      25,393      (4,724)
Earnings (Loss) per share:
  Basic ......................   $    0.13   $    0.15   $   (0.05)   $    0.58   $    0.73   $    0.48   $   (0.09)
  Diluted ....................        0.12        0.13       (0.05)        0.51        0.67        0.43       (0.09)
Weighted average number of
 shares outstanding:
  Basic ......................      34,736      42,116      47,100       50,408      53,518      53,315      54,776
  Diluted(1) .................      37,259      48,207      47,100       56,842      58,708      58,770      54,776

                                                      SEPTEMBER 30, 1999
                                                ------------------------------
                                                 ACTUAL         AS ADJUSTED(2)
                                                ---------       --------------
BALANCE SHEET DATA:
Cash and investments ...................        $  79,800         $  91,071
Working capital (deficiency) ...........           (2,082)          109,189
Total assets ...........................          360,123           375,351
Long-term liabilities ..................           23,369           138,597
Total shareholders' equity .............          167,838           167,838

----------

(1) Reflects the dilutive effect of outstanding options and warrants for periods in which we had net income. In accordance with generally accepted accounting principles, such effect is not reflected for periods in which we recorded a loss, as this effect would decrease the loss per share in these periods.

(2) Adjusted to give effect to the initial private offering of the notes in November 1999 and the application of the net proceeds from that offering. We will not receive any proceeds from the sale by the selling securityholders of the notes or the shares of common stock issued on conversion of the notes.

                                  RISK FACTORS

   Before you participate in this offering, you should be aware that there are various risks, including the ones listed below. You should carefully consider these risk factors and the other information contained in this prospectus in evaluating this offering.

BECAUSE OUR QUARTERLY OPERATING RESULTS ARE DIFFICULT TO PREDICT AND MAY FLUCTUATE, THE MARKET PRICE FOR OUR STOCK MAY BE VOLATILE.

   Our quarterly operating results are difficult to predict and may fluctuate significantly. We have failed to achieve our revenue and net income expectations for certain prior periods and it is possible that we will fail to achieve such expectations in the future. Fluctuations in our quarterly operating results may contribute to the volatility in our stock price, which may affect the market price of the notes. A number of factors, many of which are outside our control, can cause these fluctuations, including among others:

   -  the size, timing, terms and conditions of orders and shipments;

   -  the lengthy sales cycle of our network infrastructure products;

   - the progress and timing of the convergence of voice and data networks and other convergence-related risks described below;

   - the capital spending patterns of customers, including deferrals or cancellations of purchases due to year 2000 compliance concerns;

   -  the success or failure of strategic alliances and acquisitions;

   -  unanticipated delays or problems in releasing new products or services;

   -  the mix of products and services that we sell;

   -  the introduction and market acceptance of new products and technologies;

   - the timing of our customers' deployment of intelligent network services and new technologies;

   - the timing and level of our research and development expenditures and other expenses; and

   - the expansion of our marketing and support operations, both domestically and internationally.

   In addition, we operate with limited product backlog that is shippable in any quarter because we typically ship products within a short period of time after receipt of an order. Consequently, our product sales in any quarter depend largely on orders booked and shipped in that quarter. A significant portion of our product shipments in each quarter occurs at or near the end of the quarter. Since individual orders can represent a meaningful percentage of our revenues and net income in any quarter, the deferral of or failure to close a single order in a quarter can result in a revenue and net income shortfall that causes us to fail to meet securities analysts' expectations for that period. We base our current and future expense levels on our internal operating plans and sales forecasts, and our operating costs are to a large extent fixed. As a result, we may not be able to sufficiently reduce our costs in any quarter to compensate for an unexpected near-term shortfall in revenues, and even a small shortfall could disproportionately and adversely affect our operating results for that quarter.

   The factors described above are difficult to forecast and could have a material adverse effect on our business, operating results and financial condition. In the fourth quarter of 1998 and in the first quarter of 1999, we experienced lower than expected revenues and as a result did not meet securities analysts' expectations for revenues and net income. The principal reasons for these shortfalls included the decision by certain of our customers to defer purchases of network infrastructure products for a variety of reasons including a slower rate in the convergence of voice and data networks than was anticipated and general industry concerns over year 2000 compliance-related issues. We cannot assure you that we will not experience similar shortfalls in the future, which would adversely affect our operating results. Accordingly, you should not rely on the results of any one quarter as an indication of our future performance.

IF CUSTOMERS SIGNIFICANTLY CHANGE THEIR BUYING PATTERNS BECAUSE OF YEAR 2000 CONCERNS, OR IF OUR PRODUCTS ARE NOT YEAR 2000 COMPLIANT, OUR BUSINESS WOULD SUFFER.

   Many currently installed computer systems, software programs and embedded chips were designed to use only a two-digit date field. These date fields need to accept four digit entries to distinguish 21st century dates from 20th century dates. If these date fields are not updated, systems and programs could fail or give erroneous results when referencing dates after December 31, 1999.

   We believe that the purchasing patterns of our customers and potential customers may be significantly affected by the year 2000 issue. Many companies have expended significant resources to correct or replace older software systems to achieve year 2000 compliance. These expenditures may result in reduced funds available to purchase our products. In addition, many customers and potential customers may also defer installing or purchasing additional equipment until several months following January 1, 2000 in order to stabilize their network systems and infrastructure or until they have evaluated our products for year 2000 compliance. Year 2000 issues could cause a significant number of companies, including our current customers, to reevaluate their current system needs and, as a result, switch to other systems or suppliers. These year 2000 issues could adversely affect our business.

   The software and systems products that we sell consist of internally developed software, software licensed by us from third parties for use in or with our products, hardware systems designed and manufactured by us and hardware systems designed and manufactured by third parties. We believe that our current product offerings are year 2000 compliant. For past product offerings that we are still supporting, we are offering releases that should make these products year 2000 compliant. Failure to achieve year 2000 compliance for any of our products would have a material adverse effect on our future sales. Additionally, if any of our critical products were to fail in the field as a result of year 2000 noncompliance, the failure could result in substantial liability to us and have a material adverse effect on our financial results, business, market position, reputation and prospects.

WE HAVE LIMITED PRODUCT OFFERINGS, AND OUR REVENUES MAY SUFFER IF DEMAND FOR ANY OF THESE PRODUCTS DECLINES OR FAILS TO DEVELOP AS WE EXPECT.

   We derive a substantial portion of our revenues from a limited number of products. During each of 1997, 1998 and the first nine months of 1999, our Eagle products and related services generated over 50% of our revenues, and we expect that these products and services and our other network infrastructure products will continue to account for a substantial majority of our revenues for the foreseeable future. As a result, factors adversely affecting the pricing of or demand for these products, such as competition or technological change, could cause a decrease in our revenues and profitability. Therefore, continued and widespread market acceptance of these products is critical to our future success. Moreover, our future financial performance will depend in significant part on the successful and timely development, introduction and customer acceptance of new and enhanced versions of our Eagle products and our other network infrastructure solutions. We cannot assure you that we will continue to be successful in developing and marketing our network infrastructure products and related services.

RISKS RELATED TO THE POTENTIAL CONVERGENCE OF VOICE AND DATA NETWORKS

   Currently, voice conversations are carried primarily over circuit switched networks. Another type of network, packet switched networks, carries primarily data. Circuit and packet networks use fundamentally different technologies. We expect a substantial portion of any increases in our future sales of network infrastructure products to result from the interconnection, or convergence, of circuit and packet networks. Therefore, this convergence presents several significant and related risks to our business.

IF THE CONVERGENCE OF CIRCUIT AND PACKET NETWORKS DOES NOT OCCUR, OR TAKES LONGER THAN ANTICIPATED, ANY INCREASES IN SALES OF OUR NETWORK INFRASTRUCTURE PRODUCTS, AND OUR PROFITABILITY, WOULD BE ADVERSELY AFFECTED.

      Any factor which might prevent or slow the convergence of circuit and packet networks could materially and adversely affect growth opportunities for our business. Such factors include:

   - the failure to solve or difficulty in solving certain technical obstacles to the transmission of voice conversations over a packet network;

   - delays in the formulation of standards for the transmission of voice conversations over a packet network; and

   - the imposition on packet network operators of access fees, which they currently do not pay.

   It may be difficult or impossible to solve certain technical obstacles to the transmission of voice conversations over a packet network with the same quality and reliability of a circuit network. For example, delays or gaps in the timing of a message are typically not as critical to data transmissions as they are to voice conversations. The nature of packet switching makes it difficult to prevent such delays or gaps as well as to repair such defects in a way that does not degrade the quality of a voice conversation. If this problem is not solved, the convergence of circuit and packet networks may never fully occur or may occur at a much slower rate than we anticipate. It may also be difficult or time-consuming for the industry to agree to standards incorporating any one solution to such technical issues if such a solution does exist. Without uniform standards, substantial convergence of circuit and packet networks may not occur.

   We do not expect that these technical problems will be solved, uniform standards agreed upon or market acceptance of such solutions to occur in time to generate significant sales opportunities related to convergence before the second half of 2000. However, convergence may well take much longer or, as noted above, not fully occur at all. Moreover, uncertainty regarding the technology or standards employed in converged networks may cause carriers to delay their purchasing plans.

   Finally, the imposition of access fees on packet networks might slow the convergence of circuit and packet networks. Today, federal regulation requires an operator of a long distance circuit network to pay an access fee to the local phone company serving the recipient of a long distance call. Packet network operators do not currently pay such access fees. In the future, access fees may be imposed on carriers using packet networks to transmit voice calls. These access fees might also be imposed on the termination of "pure" data messages by operators of packet networks. The imposition of these access fees would reduce the economic advantages of using packet networks for voice and other transmissions, which may slow the convergence of circuit and packet networks.

IF OUR INFRASTRUCTURE PRODUCTS DO NOT PLAY AN INTEGRAL ROLE IN THE ARCHITECTURE FOR CONVERGED CIRCUIT AND PACKET NETWORKS, OUR BUSINESS AND PROFITABILITY WOULD SUFFER.

   Many of our principal products are designed to facilitate a particular type of network architecture called Signaling System #7, or SS7. If this technology does not play a significant role in future network architecture for converged networks, our products will become less competitive or obsolete. We cannot assure you that SS7 or our products will play a key role as network architecture designs for converged circuit and packet networks evolve. In addition, SS7 may be modified substantially for the architecture of converged networks. If this modification occurs, we may need to substantially change or adapt our product design. Any of these changes or adaptations may be costly. Moreover, we may not be able to respond to this modification in a timely manner, or at all.

CUSTOMERS MAY PREFER FULLY INTEGRATED SWITCHING SOLUTIONS OFFERED BY OUR COMPETITORS.

   Our product strategy is to develop and provide only certain parts of a network switch which would be used in converged circuit and packet networks. This means that our new IP7 Secure Gateway and DaVinci VoX Gateway Controller will need to be deployed with the products of other manufacturers in order to constitute a complete switching solution for a converged network. Some of our competitors, including Lucent, Nortel and Cisco, intend to manufacture fully integrated switches for converged networks that would not require any of our products. Some or all of our customers or potential customers may prefer to purchase such a fully integrated switching product rather than purchasing our convergence switching products. They may prefer a fully integrated switch, even if our convergence switching products are offered with the switch components made by others. Customers may choose this option because of the convenience of "one-stop shopping," or because they believe that the fully integrated products are superior. If a significant number of our potential customers prefer a fully integrated solution made entirely by one manufacturer, our strategy could fail because our products do not achieve broad market acceptance for converged networks, and our business could suffer.

OUR DEPENDENCE ON STRATEGIC RELATIONSHIPS WITH MANUFACTURERS OF OTHER PRODUCTS MAKES US POTENTIALLY VULNERABLE TO THE ACTIONS AND PERFORMANCE OF OTHER MANUFACTURERS.

   Because our new IP(7) Secure Gateway and DaVinci VoX Gateway Controller will need to be bundled with the products of other manufacturers in order to constitute a switch in converged circuit and packet networks, we may be adversely affected by the actions of the manufacturers of the other necessary switch elements. First, these manufacturers may not choose to make their product designs compatible with ours. Second, those manufacturers who do choose to make their products compatible with ours may not develop or deliver their products on a timely basis, or may not develop products which perform as expected or are priced competitively. Third, manufacturers of these products may also subsequently change the design of their products in a manner which makes it difficult or impossible to make our products compatible. Fourth, manufacturers of these products may decide to develop a fully integrated network switch for converged networks and may cease selling non-integrated switching products. Finally, because we intend to market a product which incorporates network switching products made by others, any other manufacturer who markets our products together with its products may terminate or cease to fully support its efforts to sell our products. All of these actions will be outside of our control. Any of these actions could materially and adversely affect our business and profitability.

IF UNIFORM STANDARDS ARE ACCEPTED WHICH VARY SIGNIFICANTLY FROM THE STANDARDS WE HAVE PROPOSED FOR ONE PART OF THE ARCHITECTURE FOR CONVERGED CIRCUIT AND PACKET NETWORKS, OUR BUSINESS AND PROFITABILITY COULD BE MATERIALLY AND ADVERSELY AFFECTED.

   There are currently no uniform governing standards with respect to the architecture of the converged circuit switched and packet switched networks. We have submitted particular proposals for one part of these standards to various standards governing bodies, which would allow our new IP(7) Secure Gateway to interface with other elements of a network switch in a converged network. If our interface, which we call our TALI interface, is not adopted or if it is adopted in a different form, we may need to substantially modify our product design. Such modifications may be costly, may take a significant amount of time and may not prove successful. Any of these would cause our business and operating results to suffer.

IF OUR PRODUCTS DO NOT SATISFY CUSTOMER DEMAND FOR PERFORMANCE OR PRICE, OUR CUSTOMERS COULD PURCHASE PRODUCTS FROM OUR COMPETITORS.

   If we are not able to compete successfully against our current and future competitors, our current and potential customers may choose to purchase similar products offered by our competitors, which would negatively affect our revenues. We face formidable competition from a number of companies offering a variety of network infrastructure, diagnostics or call center products. The markets for our products are subject to rapid technological changes, evolving industry standards and regulatory developments. Our competitors include many large domestic and international companies as well as many smaller established and emerging technology companies. We compete principally on the basis of:

   -  product performance and functionality;

   -  product quality and reliability;

   -  customer service and support; and

   -  price.

   Many of our competitors have substantially greater financial resources, product development, marketing, distribution and support capabilities, name recognition and other resources than we do. We anticipate that competition will continue to intensify with the anticipated convergence of voice and data networks. We may not be able to compete effectively or to maintain or capture meaningful market share, and our business could be harmed, if our competitors' solutions provide higher performance, offer additional features and functionality or are more reliable or less expensive than our products. Increased competition could force us to lower our prices or take other actions to differentiate our products, which could adversely affect our operating results.

WE DEPEND ON A LIMITED NUMBER OF CUSTOMERS, AND THE LOSS OF ANY OF THESE CUSTOMERS COULD ADVERSELY AFFECT OUR OPERATING RESULTS.

   Historically, a limited number of customers has accounted for a significant percentage of our revenues in each fiscal quarter. Less than 10% of our customers accounted for 70% of our revenues in each of 1998 and the first nine months of 1999. We anticipate that our operating results in any given period will continue to depend to a significant extent upon revenues from a small number of customers. In addition, we anticipate that the mix of customers in each fiscal period will continue to vary. In order to increase our revenues, we will need to attract additional significant customers on an ongoing basis. Our failure to sell a sufficient number of products or to obtain a sufficient number of significant customers during a particular period could adversely affect our operating results.

IF WE FAIL TO DEVELOP OR INTRODUCE NEW PRODUCTS IN A TIMELY FASHION, OUR BUSINESS WILL SUFFER.

   If we fail to develop or introduce on a timely basis new products or product enhancements that achieve market acceptance, our business will suffer. The markets for our network infrastructure and diagnostics products are characterized by rapidly changing technology, frequent new product introductions and enhancements and evolving industry standards. Our success will depend to a significant extent upon our ability to accurately anticipate the evolution of new products and technologies and to enhance our existing products. It will also depend on our ability to develop and introduce innovative new products that gain market acceptance. Finally, sales of both our network infrastructure and our diagnostics products depend in part on the continuing development and deployment of emerging standards and new services based on these standards. We cannot assure you that we will be successful in selecting, developing, manufacturing and marketing new products or enhancing our existing products on a timely or cost-effective basis. Moreover, we may encounter technical problems in connection with our product development that could result in the delayed introduction of new products or product enhancements. In addition, products or technologies developed by others may render our products noncompetitive or obsolete.

WE MAY BE UNABLE TO ACHIEVE THE ANTICIPATED BENEFITS FROM THE IEX ACQUISITION IF IEX DOES NOT PERFORM ACCORDING TO OUR EXPECTATIONS OR IF WE DO NOT INTEGRATE IEX INTO OUR OPERATIONS EFFECTIVELY.

   We expect that our acquisition of IEX Corporation will result in certain benefits to us, including: expanding our potential market for network infrastructure products; broadening our product offerings; and acquiring additional engineering and technology resources. Our acquisition of IEX creates a number of risks that we must address to realize these benefits. First, our customers may not accept IEX's network infrastructure products when sold in conjunction with ours. Second, we must successfully complete the integration of IEX into our existing business according to our plans. In particular, we will need to coordinate the respective sales and marketing teams of IEX and Tekelec, which may pose unanticipated risks. Third, if any of our material assumptions regarding the business prospects for IEX at the time of the acquisition were materially inaccurate, we may not accomplish our strategic objectives and our business, financial condition and operating results could be adversely affected. Finally, we incurred substantial non-recurring charges in connection with the acquisition of IEX in 1999. We cannot assure you that we will not incur additional material charges in subsequent quarters to reflect additional costs associated with our ownership of IEX. If we do not adequately address these risks, we may not realize the anticipated benefits, and our business and operating results could be adversely affected.

LITIGATION RELATED TO PRODUCT LIABILITY CLAIMS COULD BE EXPENSIVE AND COULD NEGATIVELY AFFECT OUR PROFITABILITY.

   Products as complex as ours may contain undetected errors when first introduced or as new versions are released. Such errors, particularly those that result in a failure of our switching products or telecommunications networks, could harm our customer relationships and business. We cannot assure you that our products will not have these kinds of errors. A product liability claim brought against us could result in costly, protracted, highly disruptive and time consuming litigation, which would harm our business. In addition, we may be subject to claims arising from our failure to properly service or maintain our products or to adequately remedy defects in our products once such defects have been detected. Our agreements with our customers typically contain provisions designed to limit our exposure to potential product liability claims. However, it is possible that the limitation of liability provisions contained in our agreements may not be effective under the laws of some jurisdictions, particularly since we have significant international sales. Although we maintain product liability insurance, it may not be sufficient to cover all claims to which we may be subject. The successful assertion against us of one or a series of large uninsured claims would harm our business. Although we have not experienced any significant product liability claims to date, our sale and support of products may entail the risk of these types of claims, and subject us to such claims in the future.

IF CUSTOMERS DO NOT CONTINUE TO PURCHASE TEST SYSTEMS, OUR DIAGNOSTICS BUSINESS WOULD BE HARMED.

   The future success of our diagnostics business will depend on continued growth in the market for telecommunications test systems and services and the continued commercial acceptance of our diagnostics products as solutions to address the testing requirements of telecommunications equipment manufacturers and network operators. While most of our existing and potential customers have the technical capability and financial resources to produce their own test systems and perform test services internally, many have chosen to purchase a substantial portion of their test equipment needs. We cannot assure you that our customers will continue to purchase their test systems from third parties or that potential new customers will purchase test equipment. Even if they do, they may choose the diagnostics products and services offered by our competitors.

   Certain of our customers in the diagnostics market also manufacture network infrastructure products that compete or may compete with our current or future network infrastructure products. Increasing competition in the network infrastructure market may cause these customers to reduce their purchases of our diagnostics products.

WE ARE DEPENDENT ON RELATIONSHIPS WITH STRATEGIC PARTNERS AND DISTRIBUTORS AND OTHER RESELLERS.

   We believe that our ability to compete successfully against other network infrastructure product manufacturers depends in part on distribution and marketing relationships with leading communications equipment suppliers. If we cannot successfully enter these types of relationships on favorable terms to us or maintain these relationships, our business may suffer.

   In addition, we expect to increasingly rely on the deployment of our products with those of other manufacturers, systems integrators and other resellers, both domestically and internationally. To the extent our products are so incorporated, we depend on the timely and successful development of those other products. Although we currently have a network of distributors for our diagnostics products and use distributors only to a limited extent or not at all with respect to our other product lines, we may expand our distribution activities with respect to our other products, including network infrastructure products.

   In addition, we act as an original equipment manufacturer, commonly referred to as an "OEM," with respect to some of the products that we manufacture and sell to resellers. A number of these resellers market our products with their products. If these resellers are unable to develop their products in a timely fashion or are unable to gain market acceptance, their demand for our products will decrease, which would negatively impact our revenues. In addition, because we compete directly with some of our OEM customers, those customers may choose to purchase products from other vendors with whom they do not compete.

COMPLIANCE WITH TELECOMMUNICATIONS REGULATIONS AND STANDARDS MAY BE DIFFICULT AND COSTLY, AND IF WE FAIL TO COMPLY, OUR PRODUCT SALES WOULD DECREASE.

   In order to maintain market acceptance, our products must continue to meet a significant number of regulations and standards. In the United States, our products must comply with various regulations defined by the Federal Communications Commission and Underwriters Laboratories as well as standards established by Telcordia (formerly Bell Telecommunications Research). Internationally, our products must comply with standards established by telecommunications authorities in various countries as well as with recommendations of the International Telecommunications Union. As these standards evolve, we will be required to modify our products or develop and support new versions of our products. The failure of our products to comply, or delays in compliance, with the various existing and evolving industry standards could delay introduction of our products, which could harm our business.

   In order to penetrate our target markets, it is important that we ensure the interoperability of our products with the operations, administration, maintenance and provisioning systems used by our customers. To ensure this interoperability, we periodically submit our products to technical audits. Failure or delay in obtaining favorable technical audit results could adversely affect our ability to sell products to some segments of the communications market.

   Government regulatory policies are likely to continue to have a major impact on the pricing of existing as well as new public network services and, therefore, are expected to affect demand for such services and the communications products, including our products, that support such services. Tariff rates, whether determined autonomously by carriers or in response to regulatory directives, may affect cost effectiveness of deploying public network services. Tariff policies are under continuous review and are subject to change. User uncertainty regarding future policies may also affect demand for communications products, including our products. In addition, the convergence of circuit and packet networks could be subject to governmental regulation. Regulatory initiatives in this area could adversely affect our business.

WE HAVE SIGNIFICANT INTERNATIONAL SALES, AND INTERNATIONAL MARKETS HAVE INHERENT RISKS.

   International sales are subject to inherent risks, including unexpected changes in regulatory requirements and tariffs, difficulties in staffing and managing foreign operations and distributors, longer payment cycles, greater difficulty in accounts receivable collection and potentially adverse tax consequences. Doing business overseas is generally more costly than doing business in the United States. We sell our products worldwide through our direct sales forces, distributors and other resellers and wholly owned subsidiaries in Japan and the United Kingdom. International sales accounted for 42% of our revenues in 1996, 27% in 1997, 31% in 1998 and 23% in the first nine months of 1999. Our sales through our Japanese subsidiary, and to a limited extent, other sales, are denominated in local currencies while other international sales are U.S. dollar-denominated. We expect that international sales will continue to account for a significant portion of our revenues in future periods.

   Exchange rate fluctuations on foreign currency transactions and translations arising from international operations may contribute to fluctuations in our business and operating results. Fluctuations in exchange rates could also affect demand for our products. If, for any reason, exchange or price controls or other restrictions in foreign countries are imposed, our business and operating results could suffer. In addition, any inability to obtain local regulatory approvals in foreign markets on a timely basis could harm our business.

   In particular, if we are not able to manage our planned expansion into Europe, our business may suffer. In addition, we are relatively unknown in Europe, and we may have difficulty establishing relationships or building name recognition there, which could adversely affect our performance in this market. Moreover, European telecommunications networks generally have a different structure, and our products may not be completely compatible with this different structure. As a result, our products may not be competitive with those of our competitors in Europe.

   Access to foreign markets is often difficult due to the established relationships between a government-owned or controlled communications operating company and its traditional indigenous suppliers of communications equipment. These foreign communications networks are in many cases owned or strictly regulated by government. We cannot assure you that we will be able to successfully penetrate these markets, particularly for our switching products.

THE LOSS OF SERVICES OF KEY PERSONNEL OR FAILURE TO ATTRACT AND RETAIN ADDITIONAL KEY PERSONNEL COULD ADVERSELY AFFECT OUR BUSINESS.

   We depend to a significant extent upon the continuing services and contributions of our senior management team and other key personnel, particularly Michael L. Margolis, our Chief Executive Officer and President; Gary Crockett, our Chief Technical Officer and IEX's Chief Executive Officer and President; Cecil Boyd, our Senior Vice President and General Manager, Network Systems Division; Danny Parker, our Vice President and General Manager, Network Diagnostics Division; and Lee Smith, our Vice President, Strategy and Business Development. We do not have long-term employment agreements or other arrangements with our employees which would prevent them from leaving Tekelec. Our future success also depends upon our ongoing ability to attract and retain highly skilled personnel. Competition for these employees is intense. We are currently actively searching for a Chief Financial Officer. Our business could suffer if we were to lose any key personnel and not be able to find appropriate replacements in a timely manner or if we were unable to attract and retain additional highly skilled personnel.

WE CANNOT ASSURE YOU THAT OUR MEASURES TO PROTECT OUR PROPRIETARY TECHNOLOGY AND OTHER INTELLECTUAL PROPERTY RIGHTS ARE ADEQUATE.

   Our success depends to a significant degree on our proprietary technology and other intellectual property. Although we regard our technology as proprietary, we have sought only limited patent protection. We rely on a combination of patents, copyrights, trademarks, trade secrets, confidentiality agreements and contractual restrictions to establish and protect our proprietary rights. These measures, however, afford only limited protection and may not prevent third parties from misappropriating our technology or other intellectual property. In addition, the laws of certain foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States, which makes misappropriation of our technology and other intellectual property more likely. If we fail to successfully enforce or defend our intellectual property rights or if we fail to detect misappropriation of our proprietary rights, our ability to effectively compete could be seriously impaired.

   Our pending patent and trademark registration applications may not be allowed, and our competitors may challenge the validity or scope of our patent or trademark registration applications. In addition, we may face challenges to the validity or enforceability of our proprietary rights and litigation may be necessary to enforce and protect our rights, to determine the validity and scope of our proprietary rights and the rights of others, or to defend against claims of infringement or invalidity. Any such litigation would be expensive and time consuming, would divert our management and key personnel from business operations and would likely harm our business and operating results.

IF THIRD PARTIES CLAIM THAT WE ARE INFRINGING THEIR INTELLECTUAL PROPERTY, WE MAY BE PREVENTED FROM SELLING CERTAIN PRODUCTS AND INCUR SIGNIFICANT EXPENSES TO RESOLVE THESE CLAIMS.

   Third parties may claim that we are infringing their intellectual property rights. Any claims made against us regarding patents or other intellectual property rights could be expensive and time consuming to resolve or defend, would divert our management and key personnel from our business operations and may require us to modify or cease marketing our products, develop new technologies or products, acquire licenses to proprietary rights that are the subject of the infringement claim or refund to our customers all or a portion of the amounts they paid for infringing products. If such claims are asserted, we cannot assure you that we would prevail or be able to acquire any necessary licenses on acceptable terms, if at all. In addition, we may be requested to defend and indemnify certain of our customers and resellers against claims that our products infringe the proprietary rights of others. We may also be subject to potentially significant damages or injunctions against the sale of certain products or use of certain technologies.

   We receive from time to time claims of infringement from third parties or otherwise become aware of relevant patents or other intellectual property rights of third parties that may lead to disputes. Although we believe that our intellectual property rights are sufficient to allow us to sell our existing products without violating the valid proprietary rights of others, we cannot assure you that our technologies or products do not infringe on the proprietary rights of third parties or that such parties will not initiate infringement actions against us.

IF WE ARE UNABLE TO PROCURE SOME OF OUR SUBSYSTEMS AND COMPONENTS FROM OTHER MANUFACTURERS, WE MAY NOT BE ABLE TO OBTAIN SUBSTITUTE SUBSYSTEMS OR COMPONENTS ON TERMS THAT ARE AS FAVORABLE.

   Certain of our products contain subsystems or components acquired from other OEMs. These OEM products are often available only from a limited number of manufacturers. In the event that an OEM product becomes unavailable from a current OEM vendor, second sourcing would be required. This sourcing may not be available on reasonable terms, if at all, and could delay customer deliveries, which could adversely affect our business.

OUR RELATIONSHIP WITH OUR CHAIRMAN OF THE BOARD COULD LEAD TO CONFLICTS OF INTEREST.

   Jean-Claude Asscher, Chairman of our Board of Directors, together with his spouse, personally owns an aggregate of 3.5% of our outstanding shares. Mr. Asscher is the President and controlling shareholder of Tekelec-Airtronic, S.A., a France-based electronics company which, together with certain of its subsidiaries, acts as our European distributors. In addition, Edouard Givel, through Natinco, S.A., a Luxembourg investment company which he controls and which is a minority shareholder of Tekelec-Airtronic, S.A., owns 19.3% of our outstanding shares. Due to Mr. Asscher's relationship with Mr. Givel and his role from time-to-time as an advisor to Natinco, Mr. Asscher may be deemed to share with Mr. Givel the beneficial ownership of the shares of our common stock held by Natinco.

   Sales of our products and services to Tekelec-Airtronic and its subsidiaries accounted for approximately $4,300,000, or 2.4%, of our revenues for 1998 and approximately $1,681,000, or 1.1%, of our revenues for the first nine months of 1999. We expect that Tekelec-Airtronic and its subsidiaries will continue to act as the European distributors of our diagnostics products. If Mr. Asscher and Mr. Givel act together, they would be our largest shareholder, controlling approximately 22.8% of our currently outstanding shares, and would have the power to elect a significant number of directors on our board of directors and to exert significant influence over our business and affairs and over the outcome of actions requiring board or shareholder approval.

   In addition, decisions concerning our operations or financial structure may present conflicts of interest between all of our shareholders and the holders of the notes. For example, if we encounter financial difficulties or are unable to pay our debts as they mature, the interests of our shareholders might conflict with those of the holders of the notes. Moreover, our shareholders may have an interest in pursuing acquisitions, divestitures, financings, mergers, consolidations or other transactions that, in their judgment, could enhance their equity investment, even though such transactions might involve risk to the holders of the notes. Any such conflict of interest may be resolved in favor of our shareholders and to the detriment of the holders of the notes.

FUTURE SALES OF SHARES BY OUR OFFICERS AND DIRECTORS MAY DEPRESS THE MARKET PRICE OF OUR COMMON STOCK.

   All of our directors and executive officers own or have options to acquire shares of our common stock. Sales of our common stock by any of these individuals could be perceived negatively by investors and could cause the market price of our common stock to drop.

BECAUSE THERE MAY NOT BE AN ACTIVE MARKET FOR THE NOTES, AN INVESTMENT IN THE NOTES MAY NOT BE LIQUID.

   Because the notes were recently issued in a private offering, we cannot assure you as to the liquidity of any trading market that exists or may develop for the notes, your ability to sell your notes, the price at which you would be able to sell your notes or whether any trading market will continue. In such a market, the notes could trade at prices higher or lower than their principal amount, depending on many factors, including prevailing interest rates, the market for similar securities and our operating results. We do not intend to apply for listing of the notes on any U.S. securities exchange or for the inclusion of the notes on any automated quotation system. The notes are eligible for trading in the PORTAL market of the National Association of Securities Dealers, Inc.

THE NOTES ARE SUBORDINATED TO SENIOR INDEBTEDNESS.

   In the event of bankruptcy, liquidation or reorganization of Tekelec, our assets will be available to pay obligations on the notes only after all senior indebtedness and liabilities have been paid. There may not be sufficient assets remaining to pay amounts due on any or all of the notes then outstanding. The notes are general unsecured obligations of Tekelec and will be subordinated in right of payment to all our existing and future senior indebtedness, as defined in the indenture governing the notes. The indenture will not restrict the incurrence of senior indebtedness or other indebtedness of Tekelec and its subsidiaries. The notes will also be effectively subordinated to all existing and future indebtedness and other liabilities of our subsidiaries. As of November 30, 1999, on a pro forma basis after giving effect to the sale of notes and use of proceeds from the notes, we had approximately $44.7 million of consolidated indebtedness and other obligations effectively ranking senior to the notes and we had $17.9 million available to be drawn upon under our credit facilities, which would be senior to the notes.

RATING AGENCIES MAY PROVIDE UNSOLICITED RATINGS ON THE NOTES THAT COULD REDUCE THE MARKET VALUE OR LIQUIDITY OF THE NOTES.

   Although we have not requested a rating of the notes from any rating agencies, rating agencies may rate the notes. These ratings could be higher or lower than expected by investors. There is a risk that a lower than expected rating of your note from a rating agency could reduce the market value or liquidity of your note.

                           FORWARD-LOOKING STATEMENTS

   The statements that are not historical facts contained in this prospectus are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that reflect the current belief, expectations or intent of Tekelec's management. These statements are subject to and involve certain risks and uncertainties including, but not limited to:

   - timing of significant orders and shipments, and the resulting fluctuation of our operating results;

   - capital spending patterns of customers, including shifts in such patterns as a result of customers' cancellation or deferral of product purchases due to year 2000 compliance concerns;

   -  our relatively limited product offerings;

   -  risks relating to the convergence of voice and data networks;

   -  competition and pricing;

   -  our relatively limited number of customers;

   -  new product introductions by us or by our competitors;

   -  risks relating to our acquisition of IEX Corporation;

   -  product liability risks;

   -  the continued growth in third party purchases of diagnostics systems;

   -  customer acceptance of our products;

   -  regulatory changes;

   -  our readiness for the year 2000;

   -  uncertainties relating to our international operations;

   -  intellectual property protection;

   -  our relationships with key shareholders;

   -  risks relating to the notes offered by this prospectus;

   -  general economic conditions; and

   - other risks described in this prospectus and in our filings with the Securities and Exchange Commission.

   Many of these risks and uncertainties are outside of our control and are difficult for us to forecast. Actual results may differ materially from those expressed or implied in such forward-looking statements.

                                 USE OF PROCEEDS

   Tekelec will not receive any proceeds from the sale by the selling securityholders of the notes or the shares of common stock issued on conversion of the notes.

                                 DIVIDEND POLICY

   We have never declared or paid any cash dividends on our common stock and do not expect to pay cash dividends in the foreseeable future. Our current policy is to retain all of our earnings to finance future growth and acquisitions.


                           PRICE RANGE OF COMMON STOCK

   Our common stock trades on the Nasdaq National Market under the symbol "TKLC." The following table sets forth the high and low closing sales prices of our common stock on the Nasdaq National Market for the periods indicated.

                                                              PRICE RANGE
                                                          --------------------
                                                           HIGH           LOW
                                                          ------        ------
Year Ended December 31, 1998:
  First Quarter ..................................        $22.69        $14.05
  Second Quarter .................................         25.13         19.94
  Third Quarter ..................................         24.63         13.75
  Fourth Quarter .................................         22.25         10.63
Year Ended December 31, 1999:
  First Quarter ..................................        $22.25        $ 7.06
  Second Quarter .................................         12.19          6.69
  Third Quarter ..................................         17.19          9.13
  Fourth Quarter .................................         23.50         12.19
Year Ended December 31, 2000:
  First Quarter (through February 7, 2000) .......        $34.44        $24.25

   On February 7, 2000, the last reported sales price of our common stock on the Nasdaq National Market was $33.625 per share. As of that date, there were approximately 269 holders of record of our common stock.

                       RATIO OF EARNINGS TO FIXED CHARGES

    The following table sets forth the ratio of earnings to fixed charges for our company and our subsidiaries for each of the periods indicated. We calculated the ratio of earnings to fixed charges by dividing earnings by total fixed charges. Earnings consist of pretax income plus fixed charges and amortization of capitalized interest less capitalized interest. Fixed charges consist of interest expense on all indebtedness and a portion of rent expense (33%) we estimated to be the interest component of those rentals. We had a deficiency of earnings to fixed charges of $284,000 for the year ended December 31, 1996.



                                                                                                NINE MONTHS ENDED
                                                         YEAR ENDED DECEMBER 31,                  SEPTEMBER 30,
                                             -----------------------------------------------    ----------------
                                              1994      1995      1996       1997      1998      1998      1999
                                             ------    ------    ------     ------    ------    ------    ------
Ratio of earnings to fixed charges ......      6.31      9.20     (0.68)     36.69     67.66     72.08      1.05


                                 CAPITALIZATION

   The following table sets forth our capitalization as of September 30, 1999, on an actual basis and as adjusted to reflect the initial private offering of the notes in November 1999 and the application of net proceeds of $111.3 million from that offering. This table should be read in conjunction with the "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus and our consolidated financial statements and notes thereto, which have been incorporated by reference into this prospectus. See "Documents Incorporated by Reference."

                                                                  AS OF SEPTEMBER 30, 1999
                                                                       (IN THOUSANDS)
                                                                  ------------------------
                                                                                    AS
                                                                    ACTUAL       ADJUSTED
                                                                  ---------     ----------
                                                                         (UNAUDITED)
Cash, cash equivalents and short-term investments ...........      $ 50,908      $ 62,179
                                                                   ========      ========
Long-term investments .......................................      $ 28,892      $ 28,892
                                                                   ========      ========
Short-term notes payable ....................................      $100,000      $     --
Long-term debt-- 3.25% convertible subordinated discount
  notes due 2004 ............................................            --       115,228
                                                                   --------      --------
          Total debt ........................................       100,000       115,228
                                                                   --------      --------
Common stock ................................................        98,328        98,328
Retained earnings ...........................................        67,360        67,360
Accumulated other comprehensive income ......................         2,150         2,150
                                                                   --------      --------
          Total shareholders' equity ........................       167,838       167,838
                                                                   --------      --------
          Total capitalization ..............................      $267,838      $283,066
                                                                   ========      ========

                      SELECTED CONSOLIDATED FINANCIAL DATA

   The selected consolidated financial data set forth below as of and for the years ended December 31, 1994, 1995, 1996, 1997 and 1998 have been derived from our consolidated financial statements audited by PricewaterhouseCoopers LLP. The statement of operations data for the nine-month periods ended September 30, 1998 and 1999 and the balance sheet data at September 30, 1999 set forth below are unaudited, but in the opinion of our management include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation thereof. The statement of operations data for the nine-month period ended September 30, 1999 is not necessarily indicative of results to be expected for any future period. The selected consolidated financial data set forth below should be read in conjunction with, and is qualified in its entirety by, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited consolidated financial statements and notes thereto incorporated by reference into this prospectus.

                                                                                                            NINE MONTHS ENDED
                                                                YEAR ENDED DECEMBER 31,                        SEPTEMBER 30,
                                             -----------------------------------------------------------   ---------------------
                                                1994         1995        1996         1997        1998        1998        1999
                                             ---------    ---------   ---------    ---------   ---------   ---------   ---------
STATEMENT OF OPERATIONS DATA:
Revenues .................................   $  61,189    $  75,276   $  72,126    $ 125,140   $ 176,669   $ 127,515   $ 149,156
  Cost of goods sold .....................      20,388       25,035      26,682       41,524      58,883      42,196      52,285
  Amortization of purchased
    technology ...........................          --           --          --           --          19          --       3,978
                                             ---------    ---------   ---------    ---------   ---------   ---------   ---------
Gross profit .............................      40,801       50,241      45,444       83,616     117,767      85,319      92,893
  Research and development ...............      11,962       15,054      17,076       21,019      26,371      18,216      30,274
  Selling, general and
    administrative .......................      22,466       27,653      29,842       34,971      40,458      29,314      44,395
  Amortization of goodwill and other
    intangible assets ....................          --           --          --           --          --          --       9,781
  Acquired in-process research and
    development and other
    acquisition-related charges ..........          --           --          --           --          --          --       6,830
  Restructuring ..........................          --           --         327           --          --          --       1,800
                                             ---------    ---------   ---------    ---------   ---------   ---------   ---------
Income (Loss) from operations ............       6,373        7,534      (1,801)      27,626      50,938      37,789        (187)
  Interest and other income, net .........        (662)         916       1,517        2,115       4,613       3,168         361
                                             ---------    ---------   ---------    ---------   ---------   ---------   ---------
Income (Loss) before provision for
  income taxes ...........................       5,711        8,450        (284)      29,741      55,551      40,957         174
  Provision for income taxes .............       1,251        2,139       2,227          745      16,342      15,564       4,898
                                             ---------    ---------   ---------    ---------   ---------   ---------   ---------
         Net income (loss) ...............   $   4,460    $   6,311   $  (2,511)   $  28,996   $  39,209   $  25,393   $  (4,724)
                                             =========    =========   =========    =========   =========   =========   =========
Earnings (Loss) per share:
  Basic ..................................   $    0.13    $    0.15   $   (0.05)   $    0.58   $    0.73   $    0.48   $   (0.09)
  Diluted ................................        0.12         0.13       (0.05)        0.51        0.67        0.43       (0.09)
Weighted average number of shares
 outstanding:
  Basic ..................................      34,736       42,116      47,100       50,408      53,518      53,315      54,776
  Diluted ................................      37,259       48,207      47,100       56,842      58,708      58,770      54,776

                                                         YEAR ENDED DECEMBER 31,                 NINE MONTHS ENDED
                                         ------------------------------------------------------     SEPTEMBER 30,
                                           1994           1995           1996           1997           1999
                                         ---------      ---------      ---------      ---------  -----------------
BALANCE SHEET DATA:
Cash and investments ..............      $   7,653      $  43,609      $  44,244      $  70,518      $  79,800
Working capital (deficiency)  .....         13,466         56,983         44,688         86,354         (2,082)
Total assets ......................         34,409         80,488         82,518        136,465        360,123
Long-term liabilities .............            654            380          1,061          2,839         23,369
Shareholders' equity ..............         18,720         63,607         61,751        107,877        167,838

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

   The following discussion should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from the forward-looking statements as a result of a number of factors including those referred to in "Risk Factors." Historical results and percentage relationships among any amounts in the financial statements are not necessarily indicative of trends in operating results for any future periods.


OVERVIEW

   Our product offerings are currently organized along three distinct product lines: network infrastructure, network diagnostics and call center.

   Network Infrastructure Products. Prior to our May 1999 acquisition of IEX, our network infrastructure product line was known as our network switching product line and consisted principally of our Eagle STP and products, features and applications based on our Eagle platform, including our IP(7) Secure Gateway and our local number portability solution. As a result of our acquisition of IEX, our network infrastructure product line has been expanded to include IEX's DaVinci network products, including, among others, the DaVinci Service Control Point, the DaVinci VoX Gateway Controller, DaVinci Prepaid Services and other DaVinci convergence products.

   Network Diagnostics Products. In January 1999, we scaled back our data network diagnostics product line and integrated it into our intelligent network diagnostics product line. Prior to that time, we treated these product lines separately for organizational and financial reporting purposes. Since that time, we have reported these products together as our network diagnostics product line. This product line consists principally of our MGTS family of diagnostics products and IP(7) Sentinel.

   Call Center Products. Our IEX call center business develops and supplies software-based solutions for call centers, and its products include the TotalView workforce management and TotalNet call routing solutions.

   IEX Acquisition. We accounted for the IEX acquisition under the purchase method of accounting, and our results of operations for the nine-month period ended September 30, 1999 include the results of operations of IEX beginning on May 7, 1999. In connection with the acquisition, we also recorded approximately $132.9 million of goodwill and other intangible assets, net of related deferred income tax liabilities. During the second quarter of 1999 and in connection with the acquisition of IEX, we recorded a charge of $6.0 million related to the write-off of purchased in-process research and development and an additional $830,000 charge for the write-off of certain assets made redundant by the acquisition.

RESULTS OF OPERATIONS

   The following table sets forth, for the periods indicated, the percentages that certain income statement items bear to total revenues:

                                                                     PERCENTAGE OF REVENUES
                                                  -----------------------------------------------------------
                                                                                           NINE MONTHS ENDED
                                                        YEAR ENDED DECEMBER 31,              SEPTEMBER 30,
                                                  ---------------------------------       -------------------
                                                   1996          1997         1998         1998         1999
                                                  ------        ------       ------       ------       ------
Revenues ...................................       100.0%        100.0%       100.0%       100.0%       100.0%
Cost of goods sold .........................        37.0          33.2         33.3         33.1         35.0
  Amortization of purchased technology .....          --            --           --           --          2.7
                                                  ------        ------       ------       ------       ------
Gross profit ...............................        63.0          66.8         66.7         66.9         62.3
  Research and development .................        23.7          16.8         14.9         14.3         20.3
Selling, general and administrative ........        41.4          27.9         22.9         23.0         29.8
  Amortization of goodwill and other
     purchased intangibles .................          --            --           --           --          6.6
  Non-recurring acquisition-related
   charges .................................          --            --           --           --          4.6
  Restructuring ............................         0.4            --           --           --          1.2
                                                  ------        ------       ------       ------       ------
          Total operating expenses .........        65.5          44.7         37.8         37.3         62.5
                                                  ------        ------       ------       ------       ------
Income (Loss) from operations ..............        (2.5)         22.1         28.9         29.6         (0.1)
  Interest and other income, net ...........         2.1           1.7          2.6          2.5          0.2
                                                  ------        ------       ------       ------       ------
Income (Loss) before provision for
  income taxes .............................        (0.4)         23.8         31.5         32.1          0.1
  Provision for income taxes ...............         3.1           0.6          9.3         12.2          3.3
                                                  ------        ------       ------       ------       ------
     Net income (loss) .....................        (3.5)%        23.2%        22.2%        19.9%        (3.2)%
                                                  ======        ======       ======       ======       ======

   The following table sets forth, for the periods indicated, the revenues by principal product line as a percentage of total revenues. Revenues shown below for the network infrastructure product line represent revenues from the product line previously known as the network switching product line and, for the nine months ended September 30, 1999, also include revenues earned from our DaVinci network products after our May 1999 acquisition of IEX. Revenues shown below for the network diagnostics product line include revenues from sales of both our intelligent network and data network diagnostics products.

                                                     PERCENTAGE OF REVENUES
                                  ----------------------------------------------------------
                                                                          NINE MONTHS ENDED
                                      YEAR ENDED DECEMBER 31,                SEPTEMBER 30,
                                  --------------------------------       -------------------
                                   1996         1997         1998         1998         1999
                                  ------       ------       ------       ------       ------
Network Infrastructure .....          35%          58%          66%          66%          62%
Network Diagnostics ........          65           42           34           33           29
Call Center ................          --           --           --           --            8
Other ......................          --           --           --            1            1
                                  ------       ------       ------       ------       ------
          Total ............         100%         100%         100%         100%         100%
                                  ======       ======       ======       ======       ======

   The following table sets forth, for the periods indicated, revenues by geographic territories as a percentage of total revenues:

                                               PERCENTAGE OF REVENUES
                            ----------------------------------------------------------
                                                                    NINE MONTHS ENDED
                                 YEAR ENDED DECEMBER 31,               SEPTEMBER 30,
                            --------------------------------       -------------------
                             1996         1997         1998         1998         1999
                            ------       ------       ------       ------       ------
North America ........          58%          73%          69%          66%          77%
Japan ................          22           13           12           13            9
Europe ...............           9            5            4            4            5
Rest of World ........          11            9           15           17            9
                            ------       ------       ------       ------       ------
          Total ......         100%         100%         100%         100%         100%
                            ======       ======       ======       ======       ======

NINE MONTHS ENDED SEPTEMBER 30, 1999 COMPARED WITH THE NINE MONTHS ENDED SEPTEMBER 30, 1998

   Revenues. Our revenues increased by $21.6 million, or 17%, during the nine months ended September 30, 1999 due primarily to the inclusion of post-acquisition IEX product sales following our acquisition of IEX in May 1999.

   Revenues from network infrastructure products increased by $7.7 million, or 9%, to $92.1 million due primarily to the addition of sales of IEX's intelligent network products.

    Revenues from network diagnostics products increased by $1.5 million, or 4%, to $43.1 million due to higher sales of intelligent network diagnostics products partially offset by lower sales of data network diagnostics products.

   Revenues in North America increased by $29.6 million, or 35%, primarily as a result of the inclusion of post-acquisition IEX product sales and higher sales of Eagle and intelligent network diagnostics products. Sales in Japan decreased by $2.9 million, or 18%, due to lower Chameleon and MGTS product sales, partially offset by higher sales of MGTS-related development services. Revenues in Europe increased by $2.8 million, or 57%, due to higher network infrastructure product sales. Rest of world revenues decreased by $7.9 million, or 37%, due primarily to lower network infrastructure product sales.

   The impact of exchange rate fluctuations on currency translations increased revenues by $1.8 million, or 1%, and did not have a material effect on net loss in the nine months ended September 30, 1999.

   Gross Profit. Gross profit as a percentage of revenues decreased to 62.3% in the nine months ended September 30, 1999 compared with 66.9% in the nine months ended September 30, 1998. The decrease in gross margins was primarily due to the amortization of purchased technology, primarily in connection with the acquisition of IEX, and lower margins in Japan due to a higher percentage of lower margin sales, primarily development services. Excluding the amortization of purchased technology related to the IEX acquisition, gross profit as a percentage of sales was 65.0%.

   Research and Development. Research and development expenses increased overall by $12.1 million, or 66%, and increased as a percentage of revenues to 20.3% in the nine months ended September 30, 1999 from 14% in the nine months ended September 30, 1998. The dollar increase was attributable principally to the inclusion of post-acquisition IEX research and development expenses and increased expenses incurred in connection with the hiring of additional personnel for product development and enhancements for both network infrastructure and intelligent network diagnostics products, primarily related to our continued development of products to address the IP/SS7 market.

   Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by $15.1 million, or 51%, and increased as a percentage of revenues to 30% in the nine months ended September 30, 1999 from 23% in the nine months ended September 30, 1998. The dollar increase was primarily due to the inclusion of post-acquisition IEX selling, general and administrative expenses and increased personnel and infrastructure-related expenses incurred to support the growing Eagle STP installed base and anticipated higher sales levels. The increase compared to 1998 was also due to a $1.6 million insurance settlement which benefited the 1998 expenses.

   Interest and Other Income (Expense), net. Net interest income decreased by $3.0 million, or 87%, during the nine months ended September 30, 1999 due primarily to interest expense incurred for notes issued in connection with the acquisition of IEX, and lower invested cash balances due to cash payments made in connection with the acquisition of IEX.

   Income Taxes. The income tax provision for the nine-month period ended September 30, 1999 was $4.9 million and reflected the effect of non-deductible acquisition-related costs, partially offset by a benefit of $2.3 million from the utilization of deferred tax liabilities related to certain of these acquisition-related costs. Excluding the effect of these acquisition-related items, an estimated effective tax rate of 36% was applied and represented federal, state and foreign taxes on our income, reduced primarily by research and development and foreign tax credits, compared to an effective tax rate of 38% for the nine-month period ended September 30, 1998.

1998 COMPARED WITH 1997

Revenues

   Our revenues increased by $51.5 million, or 41%, during 1998 due to higher sales of network infrastructure products and intelligent network diagnostics products. Sales of data network diagnostics products decreased both in dollars and as a percentage of total sales.

   Revenues from network infrastructure products increased by 62%, or $44.3 million, to $116.3 million due primarily to increased Eagle STP market acceptance worldwide as reflected by higher international sales, increased sales of upgrades and software enhancements to our larger Eagle STP installed base and higher sales of local number portability and local service management system features. In 1998, we sold 62 pairs of Eagle STPs compared with 45 pairs in 1997.

   Revenues from intelligent network diagnostics products increased by 27%, or $9.7 million, to $46.3 million. This increase was primarily driven by higher sales of development services in Japan and the addition of sales of our IP7 Sentinel product domestically, partially offset by lower MGTS product sales in Japan.

   Revenues from data network diagnostics products decreased by 15%, or $2.5 million, to $14.1 million primarily due to lower sales of our Chameleon products in all markets, partially offset by increased sales of third-party data diagnostics products in Japan by our Japanese subsidiary.

   Revenues in North America increased by $29.9 million, or 33%, as a result of higher network infrastructure and MGTS product sales, partially offset by lower Chameleon product sales. Revenues in Japan increased by $5.6 million, or 34%, due primarily to higher sales of MGTS-related development services and third-party data diagnostics products, partially offset by lower Chameleon and MGTS product sales. Revenues in Europe increased by $1.1 million, or 16%, due to higher network infrastructure product sales. Other international revenues increased by $15.0 million, or 141%, primarily due to higher network infrastructure product sales including a large sale in South Africa.

   The impact of exchange rate fluctuations on currency translations, which consisted primarily of the translation of Japanese yen into U.S. dollars, decreased revenues by approximately $1.5 million, or 1%, and did not have a significant impact on net income.

Gross Profit

   Gross profit as a percentage of revenues was essentially flat at 67% in each of 1997 and 1998.

Research and Development

   Although research and development expenses increased by $5.4 million, or 25%, such expenses decreased as a percentage of revenues from 17% in 1997 to 15% in 1998. The dollar increase was attributable primarily to ongoing development expenses in the Network Switching Division with respect to development of new features for the Eagle products and consisted principally of expenses incurred in connection with the hiring of additional personnel and higher depreciation expense resulting from equipment acquisitions.

Selling, General and Administrative

   Although selling, general and administrative expenses increased by $5.5 million, or 16%, these expenses decreased as a percentage of revenues from 28% in 1997 to 23% in 1998. The increase in dollars was attributable primarily to increased infrastructure costs required to meet the needs of the growing Eagle installed base and to support higher sales levels of switching and intelligent network diagnostics products. Sales, general and administrative expenses were reduced in 1998 by the proceeds from the settlement of an insurance claim in the amount of approximately $1.7 million, net of applicable costs.

Income Taxes

   During 1998, we recorded tax benefits of $3.7 million resulting from a reduction of our valuation allowance for deferred taxes and tax benefits associated with research and development tax credits. The reduction in the valuation allowance was based on our improved income trend and management's assessment of various uncertainties related to our ability to utilize certain research and development tax credit carryforwards. For the year ended December 31, 1998, excluding the one-time tax benefits, we had a tax provision of $20.0 million, resulting in an effective tax rate of 36%. For 1997, we had an effective tax rate of 33% excluding a one-time tax benefit of $9.0 million resulting from a reduction of our valuation allowance for deferred taxes.

Interest, Net

Net interest income increased by $2.4 million primarily as a result of higher average investment balances in 1998.

1997 COMPARED WITH 1996

Revenues

   Our revenues increased by $53.0 million, or 73%, during 1997 due to higher sales of network infrastructure products and intelligent network diagnostics products. Sales of data network diagnostics products decreased both in dollars and as a percentage of total sales.

   Revenues from network infrastructure products increased by 184%, or $46.6 million, to $71.9 million due primarily to increased Eagle STP market acceptance principally in the U.S., and the addition of sales of our local number portability and related local service management system features. Additionally, the Eagle STP average selling price increased as a result of our sales of larger systems to the regional bell operating company market. In 1997, we sold 45 pairs of Eagle STPs compared with 26 pairs in 1996.

   Revenues from intelligent network diagnostics products increased by 43%, or $11.0 million, to $36.6 million. This increase was primarily driven by strong demand for our MGTS products in all geographic markets, particularly North America.

   Revenues from data network diagnostics products decreased by 21%, or $4.6 million, to $16.6 million primarily due to lower sales in all markets for both the Chameleon Open and our older Chameleon products.

   Revenues in North America increased by $49.5 million, or 118%, as a result of higher switching and MGTS product sales, partially offset by lower Chameleon product sales. Revenues in Japan increased by $638,000, or 4%, due primarily to higher sales of MGTS products partially offset by the impact of exchange rate fluctuations on currency translations in 1997. Other international revenues increased by $2.8 million, or 19%, primarily due to higher network infrastructure product sales in the rest of the world and higher MGTS product sales in Europe.

   The impact of exchange rate fluctuations on currency translations, which consisted primarily of the translation of Japanese yen into U.S. dollars, decreased revenues by approximately $1.9 million, or 2%, and did not have a significant impact on net income.

Gross Profit

   Gross profit as a percentage of revenues increased from 63% in 1996 to 67% in 1997, due primarily to the addition of sales of higher margin local number portability and local service management system features and improved manufacturing efficiencies due to higher sales volumes.

Research and Development

   Although research and development expenses increased by $3.9 million, or 23%, such expenses decreased as a percentage of revenues from 24% in 1996 to 17% in 1997. The dollar increase was attributable primarily to ongoing development expenses in the Network Switching Division with respect to our local number portability and local service management system features for the Eagle STP product, and consisted principally of expenses incurred in connection with the hiring of additional personnel and higher depreciation expense resulting from equipment acquisitions. Additionally, research and development expenses increased as a result of the accrual of certain costs for performance-related award programs.

Selling, General and Administrative

   Although selling, general and administrative expenses increased by $5.1 million, or 17%, such expenses decreased as a percentage of revenues from 41% in 1996 to 28% in 1997. The increase in dollars was attributable primarily to increased infrastructure costs to meet the needs of the growing Eagle installed base and to support higher sales levels of network infrastructure and intelligent network diagnostics products, and the accrual of certain costs for performance-related award programs.

Income Taxes

   During 1997, we recorded a tax benefit of $9.0 million resulting from a reduction of our valuation allowance for deferred taxes. The reduction in the valuation allowance was based on our improved income trend and management's assessment of various uncertainties related to the future realization of our deferred tax benefits. For the year ended December 31, 1997, excluding the one-time tax benefit, we had a tax provision of $9.7 million, resulting in an effective tax rate of 33%. Although our 1996 pretax results showed a loss, we had a tax provision of $2.2 million, which consisted principally of foreign taxes on the income of our Japanese subsidiary and reflected our then inability to recognize a benefit for our U.S. loss and credits carryforwards.

Interest, Net

   Net interest income increased by $685,000 primarily as a result of higher average investment balances in 1997.

LIQUIDITY AND CAPITAL RESOURCES

General

   During 1998 and the first nine months of 1999, we financed our net working capital and capital expenditure requirements principally from operations, available cash and the proceeds from the issuance of common stock resulting from the exercise of options and warrants. Our principal sources of liquidity for the next year are expected to consist of cash generated by operations, available cash including funds available under our current bank lines of credit, proceeds from the exercise of options and warrants and the proceeds from the private offering of our convertible subordinated discount notes.

   During the nine-month period ended September 30, 1999, cash and cash equivalents decreased by $8.3 million to $23.6 million, after net proceeds of $32.9 million from the sale of short-term and long-term investments. Operating activities, including the effects of exchange rate changes on cash, provided $14.3 million for the nine months ended September 30, 1999. Financing activities, which represented proceeds from the issuance of common stock upon the exercise of options and warrants, provided $3.7 million, and investing activities, excluding the net proceeds from the sale of short-term and long-term investments, used $59.2 million primarily due to cash paid in connection with the acquisition of IEX.

   During 1998, cash and cash equivalents decreased by $6.8 million to $31.9 million, after a net purchase of approximately $50.1 million of short-term and long-term investments. Financing activities, which represented proceeds from the issuance of common stock upon the exercise of options and warrants, provided $7.6 million and investing activities, excluding purchases of short-term and long-term investments, used $8.9 million. Operating activities, including the effects of exchange rate changes on cash, provided $44.5 million.

   Accounts receivable, including amounts due from related parties, increased by 29% during the first nine months of 1999 due primarily to higher sales levels. Inventory levels increased by 70%, primarily to the support of higher sales levels and a broader product offering, including the added IEX products. Trade accounts payable increased by 44% during the first nine months of 1999, primarily due to the inclusion of IEX payables and the increased level of operating expenses we incurred to support our product development programs and anticipated higher sales levels. Deferred revenues increased 133% during the first nine months of 1999 primarily as a result of the inclusion of IEX deferred revenue and increased extended warranty service revenues which are deferred and recognized ratably over the warranty period.

   Accounts receivable at December 31, 1998, including amounts due from related parties, increased by 80% compared to December 31, 1997, due primarily to increased sales levels and a higher concentration of sales at the end of the fourth quarter of 1998 compared to 1997. Inventories increased by 14% during 1998 primarily to support the increased sales levels and the expanded breadth of our products. During 1998, trade accounts payable and accrued expenses increased by 122% and 86%, respectively, primarily due to the timing of purchases and the increased level of operating expenses we incurred primarily to support higher sales levels and our product development programs. Deferred revenues increased by 21% primarily as a result of increased extended warranty service revenues that we recognize ratably over the warranty period and the timing of installation activities.

   Capital expenditures of $8.5 million during the first nine months of 1999 represented the planned addition of equipment principally for research and development, manufacturing operations and facility expansion. Technology purchases, excluding purchased technology recorded in connection with the acquisition of IEX, amounted to $1.8 million, and consisted primarily of software licenses purchased for use in network infrastructure and diagnostics product applications.

   Capital expenditures were $8.7 million during 1998 and represented the planned acquisition of equipment principally for research and development, manufacturing operations and facility expansion.

   We have a $15.0 million line of credit with a U.S. bank and lines of credit aggregating $2.8 million available to our Japanese subsidiary from various Japan-based banks.

   Our $15.0 million credit facility is collateralized by substantially all of our assets, bears interest at the lender's prime rate (8.5% at December 31, 1999), and expires on June 30, 2000 if not renewed. Under the terms of this facility, we are required to maintain certain financial ratios and meet certain net worth and indebtedness tests. In connection with our May 1999 acquisition of IEX Corporation, we renegotiated certain terms of this credit facility, including various financial ratios and net worth and indebtedness tests, and believe that we are in compliance with these requirements. There were no borrowings under this credit facility in 1998 or the first nine months of 1999.

   Our Japanese subsidiary has collateralized yen-denominated lines of credit with Japan-based banks, primarily available for use in Japan, amounting to the equivalent of $2.9 million with interest at the Japanese prime rate (1.375% at December 31, 1999) plus 0.125% per annum which expire between August 2000 and November 2000, if not renewed. There were no borrowings under these lines of credit in 1998 or the first nine months of 1999.

   On November 2, 1999, we completed our private placement of the notes offered by this prospectus, issued at 85.35% of their face amount (equivalent to gross proceeds at issuance before discounts and expenses of approximately $115,200,000). The gross proceeds at issuance before discounts and expenses included approximately $15,200,000 from the sale of notes issued upon the initial purchasers' exercise in full of their over-allotment option. The notes have a five-year term and are non-redeemable for the first three years of their five-year term. On November 4, 1999, we used a portion of the net proceeds from the notes to retire all of the $100,000,000 in short-term notes which we issued in May 1999 in connection with our acquisition of IEX Corporation.

   We believe that our existing working capital, funds generated through operations and our current bank lines of credit will be sufficient to satisfy our operating requirements for at least the next twelve months. Nonetheless, we may seek additional sources of capital as necessary or appropriate to fund acquisitions or to otherwise finance our growth or operations. We cannot assure you that such funds, if needed, will be available on favorable terms, if at all.

Foreign Exchange

   International operations are subject to certain opportunities and risks, including currency fluctuations. In 1996, 1997 and 1998, the percentages by which weighted average exchange rates for the Japanese yen weakened against the U.S. dollar were 18%, 9% and 7%, respectively.

   The change in cumulative translation adjustments in 1998 was due primarily to the strengthening of the Japanese yen against the U.S. dollar when comparing the exchange rate at December 31, 1998, to that of December 31, 1997. Realized exchange gains (losses) are recorded in the period when incurred, and amounted to $(180,000), $(273,000) and $56,000 and in 1996, 1997 and 1998, respectively.
Exchange gains and losses include the remeasurement of certain currencies into functional currencies and the settlement of intercompany balances.

YEAR 2000

   Background. As the year 2000 approached, a critical issue emerged regarding how existing application software programs, operating systems and embedded computer chips would accommodate the year 2000 date value. The year 2000 issue results from computer programs and systems using only two digits instead of four to identify one year. Systems that do not properly recognize the date may process and record information incorrectly or possibly fail to function in the year 2000.

   We have a year 2000 project team in place with overall responsibility for our year 2000 compliance programs. Our management also regularly monitors the status of our year 2000 remediation plans.

   Year 2000 Project. We identified potential year 2000 risks for Tekelec in the following four categories:

   -  software and system products we sell to customers;

   -  internal business software and information technology systems;

   -  third-party systems other than information technology systems; and

   -  third-party suppliers to Tekelec.

   Our year 2000 project required that we take the following steps to address the first three risks named above: (1) identify year 2000 risks; (2) assign priorities to identified risks; (3) test year 2000 compliance for risks determined to be material to us; (4) correct problems determined to be material and not year 2000 compliant; (5) retest corrections that had been implemented; and (6) develop contingency plans. As part of our year 2000 project and with respect to the fourth risk involving our third-party suppliers, we: (1) contacted suppliers for information concerning their year 2000 readiness; (2) prioritized suppliers as to relative importance; (3) validated supplier responses regarding year 2000 compliance and (4) developed contingency plans in the event that one or more suppliers failed to achieve year 2000 compliance.

   Assessment of Year 2000 Risks. The software and systems products that we sell to customers consist of internally developed software, software licensed by us from third parties for use in or with our products, hardware systems designed and manufactured by us and hardware systems designed and manufactured by third parties. We have identified priorities, completed the initial testing phase and begun offering solutions to our customers. We believe that our current product offerings are year 2000 compliant. For past product offerings that we are still supporting, we are offering releases that should make these products year 2000 compliant. However, failure to achieve year 2000 compliance for any of our products could materially adversely affect sales in the first half of 2000. Additionally, if any of our critical products were to fail in the field as a result of year 2000 noncompliance, the failure could result in substantial liability to us and have a material adverse effect on our financial results, business, market position, reputation and prospects.

   Our internal business software and systems consist primarily of our business information systems in the United States and at our Japanese subsidiary. We have implemented and tested the necessary modifications to make our significant internal business systems year 2000 compliant, and we believe that these internal business software and systems are year 2000 compliant. However, if our business systems are not year 2000 compliant, we could experience interruptions to our production process, development programs and general business operations.

   Our third party suppliers of systems (other than information technology systems) have advised us that such systems are currently year 2000 compliant. These systems consist primarily of environmental systems such as fire suppression and security systems at our various building sites.

   Third-party suppliers provide component parts, purchased assemblies and contract manufacturing services which we incorporate into the products and systems we sell. We require that each of our key suppliers certify that it is year 2000 compliant. We also prioritize our suppliers by level of importance to our business. Based on information received from our critical suppliers, we estimate that virtually all of our critical suppliers are presently year 2000 compliant. We monitored our critical suppliers and either developed alternate sources or increased inventory levels prior to the year 2000 for vendors considered to be at risk of not achieving year 2000 compliance. However, there can be no assurance that such alternate sources will be available or that adequate inventory levels will be attainable if necessary, and we could experience parts shortages and production interruptions if one or more key third-party suppliers experiences year 2000 problems.

   Costs to Address Year 2000 Issues. Incremental costs of our year 2000 project have consisted of the engagement of a professional services firm to provide consulting services at the initial stages of the project, the hiring of two contractors to assist with administrative duties related to the year 2000 project and the engagement of a third-party audit team to provide year 2000 compliance test audit reports. The total costs of the project have not been material to our financial position, results of operations or cash flows. Employees whose costs for this project are not tracked separately have provided the balance of the effort for our year 2000 project. We believe that costs for the remainder of the year 2000 project will not be material to our financial position, results of operations or cash flows.

   Risks of Year 2000 Issues. Our results of operations, financial condition and cash flows could be materially adversely affected if Tekelec or any of our key suppliers or customers are not year 2000 compliant. Although we have not experienced any significant year 2000 problems and our year 2000 project is expected to minimize our risks such problems, inherent risks and uncertainties exist despite our efforts. There can be no assurance that a failure on the part of Tekelec, our products, our key suppliers or our customers will not be disruptive to our business. As a result of these uncertainties we are unable to determine at this time whether the consequences of year 2000 failures will have a material effect on our results of operations, financial condition or cash flows.

REORGANIZATION

   In January 1999, we announced our decision to scale down our Data Network Diagnostics Division and integrate the division into our Intelligent Network Diagnostics Division. In connection with this reorganization, we recorded a charge of approximately $1.8 million in the first quarter of 1999, which represents a workforce reduction of 27 employees and the write-off of certain assets related to the Data Network Diagnostics Division.

                                    BUSINESS

OVERVIEW

   Tekelec designs, manufactures, markets and supports infrastructure products and diagnostics systems for telecommunications networks. Our customers include telecommunications carriers, network service providers and equipment manufacturers. We also develop and sell management software to operators of call centers.

   Our network infrastructure products help direct and control voice and data communications. They enable carriers to control, establish and terminate calls. They also allow carriers to offer intelligent services, which include any services other than the call or data transmission itself. Examples include familiar products such as call waiting, caller ID, voice messaging, toll free calls (e.g., "800" calls), prepaid calling cards and local number portability. We believe that voice and data networks will increasingly interoperate, or converge, which will provide significant opportunities to expand sales of our network infrastructure products.

   Our diagnostics products simulate a controlled network environment, which allows carriers and communications equipment manufacturers to test products to ensure that products conform to specifications and to evaluate network performance without risking the failure of the existing network. Some of our diagnostics products also allow the monitoring, diagnosis and surveillance of network elements while the network is in operation.

   Our call center products provide workforce management and intelligent call routing systems for single and multiple site call centers. We sell our call center products primarily to customers in industries with significant call center operations.

INDUSTRY BACKGROUND

   Demand for communications equipment has expanded rapidly in recent years. Driving this trend has been the growth in demand for data communications and wireless connectivity, deregulation and the emergence of new competitors, services and technologies.

   Growth in data traffic has been most visibly driven by the increase in the number of businesses and consumers that use the Internet. According to International Data Corp., an independent market research firm, the number of people accessing the Internet was approximately 93 million in 1998 and is expected to grow to 320 million by 2003. The number of wireless subscribers has also grown rapidly in recent years, doubling from 1996 levels to 80 million subscribers in the United States in 1998, according to the Cellular Telephone Industry Association. The increase in data traffic, combined with the inherent efficiency of packet switched networks, has led many carriers to build new packet networks and to seek ways to cause existing circuit switched networks to interface reliably and efficiently with these new packet switched networks.

   Deregulation has played a key role in the emergence of new competitive service providers. The U.S. Telecommunications Act of 1996 mandates incumbent local exchange carriers to provide greater interconnection in order to facilitate the entry of new competitors. Technological developments such as xDSL, cable modems and broadband wireless have enabled alternative access technologies and fostered new types of service providers.

   As competition has grown, intelligent services have become core competitive features of a network, providing incremental revenues to service providers and offering more service choices to subscribers. As these services have become less expensive and more widely accessible, customer demand for them has grown.

   Deregulation has also spurred the offering of intelligent services. The Telecommunications Act mandates that subscribers of U.S. telephone service be given the option of changing their local service provider while retaining their local phone number. European Union officials recently announced a recommendation that local service providers allow subscribers to retain their telephone numbers while changing providers by January 1, 2001. Current FCC regulations require that wireless customers in the U.S. be offered this same option in 2002.

   As a result of these trends, service providers are seeking to differentiate their products and services while lowering their costs. This has increased demand for technologies that enable the rapid creation and delivery of innovative services on existing and converged networks. Some of the key challenges that service providers face in expanding their network infrastructure include:

   - expanding and/or upgrading their signaling network infrastructure to support new and enhanced services;

   - building and managing networks that can cost-effectively support circuit and packet network convergence; and

   -  testing new network elements and monitoring increasingly complex networks.

   Similarly, telecommunications equipment manufacturers and network operators need advanced and flexible ways to test and monitor equipment in existing and converged networks in a cost efficient manner.

Signaling and Intelligent Services

   Current voice telephone networks consist of two basic elements -- switching and signaling. The switching portion of a network carries and routes the actual voice or data comprising a "call." The signaling portion of a network instructs the switching portion how to do its job. Signaling messages are carried on a different transmission path than the actual call itself. Signaling is responsible for establishing and terminating a call. The signaling portion of the network also enables service providers to offer intelligent services such as call waiting, caller ID and voice messaging.

   The signaling portions of existing voice telephone networks in the U.S. are based upon a set of complex standards known as Signaling System #7, or SS7. The primary network elements within a circuit network architecture based on SS7 are as follows:

[Description of diagram: A schematic diagram with the caption "Circuit Network Architecture" appears. The diagram consists of two rows. In the top row are three boxes labeled "STP." To the right of the third box is a cylinder labeled "SCP." The STPs are connected by lines. The third box is connected by a line to the cylinder labeled "SCP." In the second row, the following items appear in order, and each item is connected by a line to the item next to it: (1) a telephone, (2) a circle labeled "SSP Circuit Switch," (3) a "cloud" labeled "Circuit Network," (4) a circle labeled "SSP Circuit Switch," and (5) a telephone. In addition, each of the SSP circles is connected by a line to an STP box in the first row.]

   Signal Transfer Point (STP) -- A signal transfer point is a packet switch for the signaling portion of the network. It controls and directs the signaling messages used to establish and terminate telephone calls and to coordinate the provision of intelligent services.

   Service Switching Point (SSP) -- A service switching point is a carrier's switch that connects to the SS7 network and serves as the origination and termination points for the SS7 messages in a network. In this capacity, the service switching point, via signaling transfer points, sends and processes the signaling messages used to establish and terminate telephone calls. When a service switching point identifies a call requiring instructions for intelligent services, it sends a signaling message to a signal transfer point and awaits further routing or call processing instructions.

   Service Control Point (SCP) -- A service control point is a specialized database containing network and customer information. It is queried by service switching points via signaling transfer points for information required for the delivery of intelligent services. Different service control points contain the information used by the SS7 network to perform different types of functions.

   Service Node -- A service node is a group of service control points, service switching points and/or other software or hardware that has been configured to provide a particular intelligent service.

   Signaling Links -- A signaling link is a connection or channel between any two different parts of the signaling portion of the network, or a connection or channel between the signaling part of the network and the switching part of the network. To create additional network capacity to accommodate increases in signaling traffic, additional links must be added to signal transfer points, or new signal transfer points must be added.

   The market for SS7 equipment is driven by growth in network traffic and by demand for intelligent services. Carriers and service providers must increase the performance and capacity of their signaling networks in order to increase call processing capacity or to offer intelligent services. Because of its role in providing reliability and features to a voice network, SS7 switches must deliver high performance and reliability. Typically, these switches need to deliver 99.999% reliability or less than three minutes of unscheduled downtime per year. Service providers also require an SS7 solution that is scalable -- that is, a solution that can initially be matched to support a carrier's current capacity but with the capability to have its capacity increased to support the carrier's growth without requiring a replacement of certain network elements.

Supporting Voice and Data Convergence

   Currently, virtually all networks which carry both voice and data communications rely on a technology called circuit switching. Another technology, packet switching, has been used almost exclusively for data only networks. Circuit switching and packet switching are fundamentally different technologies. Unlike circuit networks, packet networks do not currently have a distinct signaling portion of the network. While circuit switching has offered reliable and high quality voice communications, packet switching is inherently more efficient and cost effective. Industry sources estimate that the cost of a transmission minute is as much as 25% to 50% less for a packet network than for a circuit network.

   The cost and performance superiority of packet switching has led many incumbent and new carriers to build packet networks to handle data traffic. It has also led carriers to explore the transmission of voice communications over packet networks. This would require circuit networks and packet networks to seamlessly interconnect. No widely accepted technology exists which would allow a switch to direct voice transmissions over both circuit and packet networks. Nor does a widely accepted technology currently exist which would allow a switch to connect voice communications to multiple destinations over a packet switched network with the same quality as a circuit network.

   Packet networks will need signaling to provide the same reliability and quality of transmissions as circuit networks and to provide the intelligent services consumers have come to expect and demand. Because SS7 is the industry standard for U.S. voice networks, we believe that signaling for the converged circuit and packet networks will be based upon SS7 as well. This would allow new carriers with packet networks to more easily interconnect with existing circuit networks and would allow incumbent carriers to leverage their investment in their existing networks even as they build out their data networks.

   Tekelec believes that the primary network elements of converged circuit and packet networks based on SS7 would be as follows:

[Description of diagram: A schematic diagram with the caption "Converged Network Architecture" appears. The diagram consists of four rows. In the top row are three boxes labeled "STP." To the right of the third box is a cylinder labeled "SCP." Each of the STPs is connected by lines. The third box is connected by a line to the cylinder labeled "SCP." In the second row is one box labeled "Signaling Gateway," and in the third row is a box labeled "Media Gateway Controller;" the boxes in the second and third rows are connected by a line, and the Signaling Gateway box is connected to the middle STP box immediately above it in the first row. In the fourth row, the following items appear in order, and each item is connected by a line to the item next to it: (1) a telephone, (2) a circle labeled "SSP Circuit Switch," (3) a box labeled "Media Gateway," (4) a "cloud" labeled "Packet Network," (5) a box labeled "Media Gateway," (6) a circle labeled "SSP Circuit Switch," and (7) a telephone. In addition, each of the SSP circles is connected by a line to an STP box in the first row, and each of the Media Gateway boxes is connected by a line to the Media Gateway Controller box in the third row.]

   Signal Transfer Point -- As in the present circuit networks, a signal transfer point relays messages needed to establish and terminate telephone calls and to coordinate the provision of intelligent services. It can relay messages within the circuit network, between circuit and packet networks, and possibly within some forms of packet networks.

   Service Control Point -- As in the present circuit networks, a service control point is a specialized database containing information used to deliver intelligent services.

   Signaling Gateway -- A signaling gateway receives signaling messages from signal transfer points, reformats these messages and presents them to one or more media gateway controllers.

   Media Gateway Controller -- A media gateway controller is a specialized computer that provides the intelligence to direct switching. It controls one or more media gateways.

   Media Gateway -- A media gateway receives the message part of a call and redirects it as specified by the media gateway controller to a single destination or to multiple destinations. If necessary, a media gateway can translate the actual call from a packet switching format to a circuit switching format and vice versa.



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

   A primary difference between this converged architecture and the circuit architecture described above is the use of the signaling gateway, media gateway controller and media gateway to perform the same switch functions as are currently performed by certain service switching points in circuit networks. In our view of the converged architecture, these three switch components would not all have to be made and sold in one integrated product by one equipment manufacturer. Instead, any of these switch components could be bundled and sold with switch components made by different manufacturers, or even sold separately.

   We believe carriers are seeking fully featured signaling products designed specifically for SS7 that can facilitate the convergence of circuit and packet networks, without compromising functionality, reliability, scalability, support and flexibility. We also believe that equipment manufacturers are looking for signaling products which they can easily bundle and sell with their own switch components.

THE TEKELEC SOLUTION

   We are a leading designer and developer of signaling products for converging circuit and packet networks. Our infrastructure and diagnostics products assist our customers in meeting their primary challenges in the converging environment: differentiating their offerings and lowering network costs. We offer SS7-based signaling systems and services to enable the delivery of intelligent services and facilitate convergence of voice and data networks. We believe that our open, standards-based solutions are highly reliable and will enable operators of converged networks to more cost-effectively manage their networks and offer intelligent services.

   Our Eagle STP has been widely deployed and, according to Frost & Sullivan, an independent market research firm, had a 73% market share of all signal transfer point sales in North America in 1998. The Eagle STP offers high capacity and throughput, reliability and efficiency that support the growth of traffic and demand for intelligent services in service provider networks. The reliability of our products enables us to offer service providers product solutions that reduce their total cost of ownership of network infrastructure products. Our Eagle STP products meet industry standards for 99.999% reliability and less than 3 minutes of unscheduled downtime per year.

   We recently introduced a suite of products for converged circuit and packet networks. These products include a signaling gateway and a media gateway controller, two of the three components comprising a switch in converged circuit and packet networks. Our products are designed so that they may be purchased in combination with switch components made by other manufacturers, or purchased separately, depending on the customer's preference.

   Our approach offers more flexibility and lower costs to carriers. They can choose to purchase from among multiple vendors each of the switch components which offers the optimal performance for their needs. They can also potentially upgrade or expand a switch by selectively replacing components, instead of having to replace the entire switch. We also believe our approach is more scalable than a fully integrated switch.

   Our approach also offers advantages to our equipment manufacturer customers. By bundling our products with their switch components, these customers can avoid the significant research and development expenditures that they would incur if they were to develop all three switch elements. In addition, by concentrating their efforts on only certain of the switch elements, they may be able to significantly reduce the time it takes for them to enter the converged switch market.

   For a description of risks of our approach to the convergence of circuit and packet networks, see "Risk Factors -- Risks related to the potential convergence of voice and data networks" on page 8.

OUR BUSINESS STRATEGY

   Our objective is to be the premier supplier of signaling infrastructure and diagnostics products to existing and emerging communications markets. Key elements of our strategy to achieve this objective include:

   Maintaining Technology Leadership. We believe that one of our core competitive strengths is the breadth of our knowledge and expertise in communications technologies, particularly in SS7 and related signaling technologies. We have developed this expertise over a period of 20 years. We intend to enhance our existing products and to develop new products by continuing to make significant investments in research and development. As part of our commitment to technology leadership, we recently developed and submitted the Transport Adapter Layer Interface (TALI) Internet protocol signaling interface, which allows a signaling gateway to interface with



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

a media gateway controller, to the Internet Engineering Task Force, a standards governing body. We have also assumed a leadership role within the Softswitch Consortium, an industry organization created for global cooperation and coordination in the development of open standards and interoperability for packet networks.

   Targeting the Convergence of Voice and Data Networks. We are investing significantly to develop signaling products that enable the convergence of circuit and packet networks. We have recently introduced the IP7 product line and the DaVinci VoX Gateway Controller to target this convergence market. We believe our pursuit of this new market opportunity leverages our SS7 expertise and will enhance the market potential for our traditional solutions by ensuring customers that investments in Tekelec equipment can be upgraded to perform in converged networks.

   Expanding Internationally. We are increasingly pursuing international opportunities, primarily through the European sales office we established in the United Kingdom in 1998 and through our Japanese subsidiary. Our European sales efforts have resulted in significant new customers, including Orange Personal Communications Systems, divisions of France Telecom and Vodafone. A recent European Union recommendation provides that telecommunications service providers should offer number portability throughout the continent by January 1, 2001. If implemented, the recommendation is expected to result in increasing demand for SS7 network elements such as signal transfer points to accommodate the increase in signaling traffic. To complement our direct sales approach in Europe and facilitate our international expansion in South America and other parts of the world, we intend to evaluate potential distribution relationships with established equipment vendors and systems integrators that have greater resources and market recognition internationally than Tekelec.

   Pursuing Additional Strategic Relationships, OEM Partners and Acquisitions. We intend to seek additional strategic relationships, including original equipment manufacturer partners, referral arrangements, distribution agreements and acquisition candidates. Our existing strategic relationships include technology development and OEM relationships with Tellabs and Sonus Networks, a technology development and marketing relationship with Telcordia and distribution relationships with Lucent, Daewoo, Unisys and numerous other product distributors. See "-- Customers." We are currently devoting significant attention to establishing additional relationships with developers of convergence solutions that require SS7 signaling and call control capabilities.

   Pursuing New Market Segments. We intend to continue our strategy of internally developing and acquiring products in order to enter new market segments. A number of products currently under development will enable us to serve new niche markets, including diagnostics for packet networks using voice over Internet protocols and new mobile technologies. Our recent acquisition of IEX greatly expanded our potential markets to include the markets for packet networks using voice over Internet protocols, call control solutions, prepaid calling platforms and solutions for call centers, among others.

   Seeking Additional Opportunities to Provide Upgrades, Extensions and Service Agreements. We intend to leverage our strong customer relationships to seek opportunities to better serve our customers' needs in the future. In particular, we will continue to develop and market software upgrades, link extensions, extended service agreements and other enhancements as a means to pursue repeat business opportunities.

PRODUCTS

   We currently offer products in three broad categories: network infrastructure products, network diagnostics products and call center products.

Network Infrastructure Products

   Our network infrastructure products include our Eagle STP and IP7 products and our DaVinci intelligent network products. Our network infrastructure products enable telecommunications service providers to create, enhance and customize the intelligent services they offer. Our principal network infrastructure products are described below:

PRODUCT                                   DESCRIPTION
-------                                   -----------
Eagle STP.............................    Our Eagle STP is a highly reliable signal transfer point
                                          which is tailored to the SS7 switching needs of carriers,
                                          network service providers and wireless operators, among

                                          others. It offers high capacity and throughput, features a fully distributed, standards-based, open architecture and is scalable from 2 to 500 links. It is sold in pairs for
                                          redundancy.

DaVinci Service Control Point.........    Our DaVinci Service Control Point is a specialized database that contains network and customer information needed to
                                          process calls requiring special treatment, such as credit
                                          card calls or other intelligent services. The DaVinci
                                          Service Control Point supports interfaces to most major
                                          switch vendors. Its graphical user interface enables the
                                          development, testing and deployment of intelligent services.

DaVinci Network Switch................    Our DaVinci Network Switch is a service switching point that is used primarily in the DaVinci Service Node described
                                          below. The DaVinci Network Switch has a modular architecture and provides T1 and E1 interfaces.

DaVinci Service Node..................    Our DaVinci Service Node combines the DaVinci Network
                                          Switch, DaVinci Service Control Point and other DaVinci
                                          elements to enable sophisticated applications such as
                                          prepaid services. Its graphical user interface also enables the development, testing and deployment of intelligent
                                          services.

IP(7) Secure Gateway..................    Our IP(7) Secure Gateway is a highly scalable signaling
                                          gateway which can provide signaling
                                          information to media gateway
                                          controllers in multiple locations. It
                                          can deliver these services in
                                          multi-protocol, multi-vendor converged
                                          networks.

DaVinci VoX Gateway Controller........    Our DaVinci VoX Gateway Controller is a media gateway
                                          controller that is highly scalable and can control media
                                          gateways in multiple locations. It interfaces to both
                                          asynchronous transfer mode and Internet protocol networks
                                          via proprietary and standards-based interfaces.

Network Diagnostics Products

   Equipment manufacturers and network service providers utilize our diagnostics products to perform a wide variety of test applications that simulate, monitor and analyze network communications infrastructures. Our customers use our diagnostics products for:

   - Designing Communications Equipment. By simulating existing and emerging communications devices, nodes and protocols, our products enable engineers to quickly design communications devices that will transition into emerging network infrastructures, minimizing potential breakdowns of network components deployed throughout the network.

   - Ensuring Product Reliability. By simulating actual network conditions within an operating environment, including protocol errors and other network failures, our products can help ensure that communications equipment manufacturers produce devices that will operate error-free, thus accelerating time to market and potentially reducing costly failures after installation.

   - Verifying Certification. By executing conformance and performance test suites, network operators and manufacturers use our products to rapidly verify that communication devices meet specified standards.

   - Monitoring Networks. By collecting and analyzing traffic, our products can monitor the health of networks on a continuous basis and provide advance notice of potential system failures, allowing quicker service restoration or even preventing service failure.

   - Troubleshooting. By identifying the specific location and type of communication error, our products can isolate which network device has failed. Our products help technicians and engineers repair devices and networks promptly and minimize expensive downtime associated with service failure.

   Our principal network diagnostics products are described below:

PRODUCT                              DESCRIPTION
-------                              -----------
IP(7) Sentinel....................   Our IP(7) Sentinel is an SS7 network maintenance and diagnostics system which provides network surveillance and fault management capabilities, including problem simulation, analysis and resolution verification. Its passive monitoring and proactive testing capabilities enable service providers to quickly detect and resolve problems from a single platform. The IP(7) Sentinel also integrates with existing voice and third-party systems that supply custom solutions in areas such as fraud detection and business
                                     applications.

MGTS..............................   Our MGTS is a signaling diagnostics system designed to provide a diagnostics and test platform for research and development, laboratory and telecommunications service provider environments. The
                                     MGTS supports various protocols, including SS7 and personal communications systems, permits the design of customized testing scenarios and can be used with multiple user groups and geographic locations.

MGTS Companion....................   Our MGTS Companion is a portable signaling diagnostics system which serves as a network diagnostics tool during the network
                                     implementation of signaling products and provides installation and verification testing and operational acceptance testing. The MGTS
                                     Companion permits testers to design customized testing scenarios or to use lab-based scenarios and also tests roaming and other mobile network services.

MGTS i3000........................   Our MGTS i3000 is a complete diagnostics system for convergence network technologies. The diagnostics applications built on our MGTS
                                     i3000 technology address wireline and wireless communications equipment manufacturers' convergence test and verification needs.

MGTS Flex.........................   Our MGTS Flex provides SS7 multi-protocol conversion functions for the rapid deployment of new services in complex networks.

ATM(7) Inspector..................   Our ATM(7) Inspector is a high performance protocol analysis diagnostics system which can simultaneously test, monitor and simulate SS7 signalling traffic over asynchronous transfer signaling links.

Call Center Products

   Our call center products provide planning, management and call routing and control tools for single call centers and for complex, multiple site call center environments. These tools help call center managers maximize call center productivity, achieve service level targets and reduce costs. Our principal call center products are described below.

PRODUCT                           DESCRIPTION
-------                           -----------
TotalView.....................    Our TotalView Workforce Management Solution for single and multiple site call centers generates staff schedules based on call center workload and availability and the skills of call center staff. It performs real-time monitoring and analysis of call center operations and, as conditions change, adjusts staff schedules and routes call center workload to available staff having appropriate skills.
                                  TotalView also provides detailed, customized databases and reports to assist in optimizing call center performance and forecasting call center staffing requirements.

TotalNet......................    Our TotalNet Call Routing Solution for multiple site call centers routes calls to multiple locations as if they were a single call center and balances workload across call center sites based on staffing levels, call volume and caller requirements. TotalNet also maintains call center statistics and analyzes call center operations.

PRODUCT DEVELOPMENT

   The communications market is characterized by rapidly changing technology, evolving industry standards and frequent new product introductions. Standards for new technologies and services such as intelligent network, personal communications services (PCS), Internet protocol and asynchronous transfer mode are still evolving. As these standards evolve and the demand for services and applications increases, we intend to adapt and enhance our products and develop and support new products. We solicit product development input through discussions with our customers and participation in various industry organizations and standards committees, such as the Telecommunications Industry Association, the Internet Engineering Task Force, the Softswitch Consortium and the Asynchronous Transfer Mode Forum, and by closely monitoring the activities of the International Telecommunications Union, the European Telecommunications Standards Institute and the International Organization for Standardization and Telcordia.

   Our network infrastructure product development group is principally focused on addressing the requirements of the converged voice and data networks and on the release of new software versions to incorporate enhancements or new features or functionality desired by customers. This group also focuses on compliance with standards to enable the Eagle and DaVinci solutions to address additional domestic and international markets. In addition, we plan continued improvement of hardware components to improve their performance and capabilities.

   Our diagnostics product development activities are principally focused on expanding the capabilities of the MGTS and IP7 Sentinel products, including their interfaces, software modules and protocol capabilities for emerging technologies such as intelligent network and asynchronous transfer mode, and adapting these products for the network operations market. From time to time we engage in development projects for special applications requested by our customers. We typically retain the right to use the developed technology in future products that are not competitive with the specific application for which the development work was performed.

   Our call center product development activities are principally focused on expanding the capabilities of the call center products, including the skills and multimedia scheduling capabilities of the TotalView workforce management product and the functionality of the TotalNet call routing product.

SALES AND MARKETING

   Our sales and marketing strategies include selling through our direct sales forces, indirectly through distributors and other resellers, entering into strategic alliances and targeting certain markets and customers. To promote awareness of Tekelec and our products, we also advertise in trade journals, exhibit at trade shows, maintain a presence on the Internet and use direct mail.

   Distribution. We sell our network infrastructure, network diagnostics and call center products in the U.S. principally through our separate direct sales forces and, for the Eagle STP and certain other infrastructure products to a lesser extent, indirectly through strategic relationships with various third parties. Our direct sales forces operate out of our headquarters in Calabasas, California and our regional offices located in Colorado, Georgia, Illinois, New Jersey, North Carolina, Northern California and Texas. We sell our network infrastructure products internationally through our direct sales force, a distributor in South Korea, Unisys, Lucent and our wholly owned subsidiary in the United Kingdom. We sell our diagnostics products internationally through a network of approximately 30 distributors and our wholly owned subsidiaries in Japan and the United Kingdom. Our Japanese subsidiary, which presently sells only diagnostics products, generated approximately 22% of our revenues for 1996, 10% for 1997, 12% for 1998 and 9% for the first nine months of 1999.

   Tekelec-Airtronic, S.A., an affiliate of Tekelec, and its wholly owned subsidiaries are the distributors of our diagnostics products in France, Italy, Germany, the Netherlands, Belgium, Luxembourg, Portugal, Spain and China. Twenty four additional independent companies distribute our products in other Western European countries, the Far East (other than Japan), Australia, Mexico, Puerto Rico, New Zealand, Latin America, the Middle East and South Africa. Distributors typically purchase products directly from Tekelec pursuant to agreements that are exclusive for a particular territory and are cancelable by either party upon 90 days notice. Export sales through international distributors accounted for approximately 13% of our revenues for 1996, 12% for 1997, 7% for 1998 and 7% for the first nine months of 1999.

   Strategic Relationships. We believe that our current and future strategic relationships with leading communications equipment suppliers will improve market penetration and acceptance for our network infrastructure products. These suppliers have long-standing relationships with public telecommunications carriers and provide a broad range of services to these carriers through their existing sales and support networks. Tekelec seeks strategic relationships that:

   - enhance our presence and strengthen our competitive position in our target markets;

   - offer products that complement our network infrastructure solutions to provide value-added networking solutions; and

   - leverage our core technologies to enable communications equipment suppliers to develop enhanced products with market differentiation that can be integrated with our Eagle platform and convergence solutions.

   Our strategic relationships include:

   - a development and OEM agreement with Tellabs under which Tellabs will market certain of our infrastructure products with its media gateway;

   - an informal alliance with Sonus Networks in which we will market our IP(7) Secure Gateway and DaVinci VoX Gateway Controller and Service Control Point with Sonus' media gateway;

   - a non-exclusive distribution agreement with Lucent under which Lucent distributes our Eagle STP;

   - a non-exclusive international distribution agreement with Unisys under which Unisys distributes our network infrastructure products;

   - an exclusive distribution and OEM agreement with Daewoo under which Daewoo distributes our Eagle STP in South Korea; and

   - a strategic marketing and sales alliance with Telcordia under which Tekelec and Telcordia jointly market each other's products and have exchanged interface specifications to allow the interworking of our IP(7) Secure Gateway and Telcordia's ISCP(R) System for the delivery of intelligent services across packet networks utilizing voice over Internet protocol.

     We believe that our strategic third party relationships provide us with additional opportunities to penetrate the SS7 network infrastructure and convergence markets and demonstrate our strategic partners' recognition of the technical advantages of our Eagle STP and IP7 Secure Gateway products and our DaVinci network products. Through our relationships with, among others, Tellabs, Sonus Networks, Lucent, Unisys, Daewoo and Telcordia, we are enhancing our market presence and our ability to access leading telephone companies. In general, these agreements can be terminated by either party on limited notice and, except for our agreement with Daewoo, do not require minimum purchases. Tellabs, Lucent, Unisys, Telcordia also are not precluded from selling products that are competitive with our products. Although our current sales through our relationships with Lucent, Unisys and Telcordia are not significant, a termination of our relationship with Lucent, Unisys or Telcordia, or the sale of competing products by Lucent, Tellabs, Unisys or Telcordia, could adversely affect our business and operating results.

SERVICE, SUPPORT AND WARRANTY

   We believe that customer service, support and training are important to building and maintaining strong customer relationships. We service, repair and provide technical support for our products. Support services include 24-hour technical support, remote access diagnostics and servicing capabilities, extended maintenance and support programs, comprehensive technical customer training, extensive customer documentation, field installation and emergency replacement. We also offer to our customers and certain resellers of our products training with respect to the proper use, support and maintenance of our products.

   We maintain an in-house repair facility and provide ongoing training and telephone assistance to customers and international distributors and other resellers from our headquarters in Calabasas, California, certain U.S. regional offices and our Japanese subsidiary. Our technical assistance center in Morrisville, North Carolina, supports our network infrastructure products on a 24 hour-a-day, seven day-a-week basis. Our technical assistance center in Richardson, Texas, supports our call center products and certain of our network infrastructure products.

   We typically warrant our products against defects in materials and workmanship for one year after the sale and thereafter offer extended service warranties.

CUSTOMERS

   Our customers include end users and marketing intermediaries. End users for our network infrastructure products consist primarily of network service providers, wireless network operators, interexchange carriers, competitive access providers, local exchange carriers and Regional Bell Operating Companies. End users for our diagnostic products include interexchange carriers, telephone operating companies, communications equipment manufacturers, wireless network operators and government agencies. Our call center solutions have been sold primarily to Fortune 500 companies, financial services companies and telecommunications carriers. Although no customer accounted for more than 10% of our revenues in 1998 or the first nine months of 1999, less than 10% of our customers accounted for 70% of total revenues in each of 1998 and the first nine months of 1999. We anticipate that our operating results in any given period will continue to depend to a significant extent upon revenues from a small percentage of our customers.

   Our diagnostics business is substantially dependent on repeat business. Many of our largest customers in 1998 and during the first nine months of 1999 were purchasers of our diagnostics systems in prior years.

BACKLOG

   Backlog for our Eagle products typically consists of contracts or purchase orders for both product delivery scheduled within the next 12 months and Eagle STP extended service warranty to be provided over periods of up to five years. Backlog for our DaVinci and call center products typically consists of products and services ordered for delivery within the next 12 months. Orders for our diagnostics products are usually placed by customers on an as-needed basis, and we have typically been able to ship these products within 15 to 30 days after acceptance of the purchase order. Primarily because of variations in the size and duration of orders received by Tekelec and customer delivery requirements, which may be subject to cancellation or rescheduling by the customer, our backlog at any particular date may not be a meaningful indicator of future financial results.

   At September 30, 1999, our backlog amounted to approximately $119.3 million, of which $56.9 million related to Eagle STP service warranty. This compared to a backlog of approximately $65.1 at September 30, 1998, of which $37.6 related to Eagle STP service warranty. At December 31, 1998, our backlog amounted to approximately $72.8 million, of which $45.3 million related to Eagle STP service warranty. This compared to a backlog of $59.0 million at December 31, 1997, of which $28.7 million related to Eagle STP service warranty.

COMPETITION

   Network Infrastructure Products. The market for our network infrastructure products is intensely competitive and has been highly concentrated among a limited number of dominant suppliers. We presently compete in the network infrastructure market with, among others, Alcatel, Cisco, Nortel, Telcordia, Ericsson, Lucent and Siemens. We expect competition to increase in the future from existing and new competitors.

   We believe that the principal competitive factors in the network infrastructure products market are product performance and functionality, product quality and reliability, customer service and support, price and the supplier's financial resources and marketing and distribution capability. We anticipate that responsiveness in adding new features and functionality will become an increasingly important competitive factor. While some of our competitors have greater financial resources, we believe that we compete favorably in other respects. New entrants or established competitors may, however, offer products which are superior to our products in performance, quality, service and support and/or are priced lower than our products.

   Some of our competitors, including Lucent, Nortel and Cisco, manufacture and offer fully integrated network infrastructure products for converged networks. These products include an SS7 signaling gateway, a media gateway controller and a media gateway. Our strategy, however, is to develop and provide the SS7 signaling gateway and the media gateway controller elements of network infrastructure solutions for converged circuit and packet networks. This means that our products will need to be combined with the media gateways of other vendors to constitute a complete network infrastructure switch for a converged network. Some customers may prefer to purchase fully integrated network infrastructure switches from our competitors rather than purchase our network infrastructure products either because of the convenience of "one-stop shopping" or because they believe that the fully integrated switch is superior. Our ability to compete in the market for network infrastructure switches will also be limited if media gateway manufacturers develop fully integrated switches and cease selling media gateways on a non-integrated basis or bundled with our convergence products.

   We believe that our ability to compete successfully in the network infrastructure market also depends in part on our distribution and marketing relationships with leading communications equipment suppliers and resellers. If we cannot successfully enter into these relationships on terms that are favorable to us or if we cannot maintain these relationships, our business may suffer.

   Diagnostics Products. The communications diagnostics market is intensely competitive and subject to rapid technological change and evolving industry standards. We compete primarily in the high performance segment of this market, and our principal competitors are Agilent Technologies, Inet Technologies and GN Nettest. We also compete with a number of other manufacturers, some of which have greater financial, marketing, manufacturing and technological resources than Tekelec. We believe that our long-term success will depend in part on our ability to be a leader in offering diagnostics products that address new emerging industry standards and to offer a broad line of integrated applications.

   We believe that the principal competitive factors in the communications diagnostics market in which we compete are product and price performance, functionality and reliability, timely introduction of new products, breadth of integrated product applications, marketing and distribution capability and customer service and support. Although we believe that we compete favorably, new or established competitors could offer products which are superior to or cost less than our products.

   Call Center Products. The market for call center products is extremely competitive. We compete principally with TCS and Blue Pumpkin Software in the market for workforce management solutions and with Geotel and Genesys in the market for call routing solutions. We also compete to a lesser extent in these markets with a number of other manufacturers, some of which have greater financial, marketing, manufacturing and other resources than Tekelec. We believe that the success of our TotalView product will depend in part on our ability to offer competitive prices and to further develop our workforce management scheduling and other technologies and our international distribution channels. We believe that the success of our TotalNet product will depend to a significant degree on our ability to develop market penetration and to improve product functionality through strategic partnering with third parties.

INTELLECTUAL PROPERTY

   Our success depends to a significant degree on our proprietary technology and other intellectual property. Although we regard our technology as proprietary, we have sought only limited patent protection. We rely on a combination of patents, copyrights, trademarks, trade secrets, confidentiality agreements and contractual restrictions to establish and protect our proprietary rights. These measures, however, afford only limited protection and may not prevent third parties from misappropriating our technology or other intellectual property. In addition, the laws of certain foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States and thus make the possibility of misappropriation of our technology and other intellectual property more likely. If we fail to successfully enforce or defend our intellectual property rights or if we fail to detect misappropriation of our proprietary rights, our ability to effectively compete could be seriously impaired.

   Our pending patent and trademark registration applications may not be allowed and our competitors may challenge the validity or scope of our patent or trademark registration applications. In addition, we may face challenges to the validity or enforceability of our proprietary rights and litigation may be necessary to enforce and protect our rights, to determine the validity and scope of our proprietary rights and the rights of others, or to defend against claims of infringement or invalidity. Any such litigation would be expensive and time consuming, would divert our management and key personnel from business operations and would likely harm our business and operating results.

   The communications industry is characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement. From time to time, third parties may assert exclusive patent, copyright, trademark and other intellectual property rights to technologies that are important to Tekelec. There are currently no pending material claims that our products, trademarks or other proprietary rights infringe the proprietary rights of others. However, we cannot assure you that we will not receive communications from third parties in the future asserting that our products infringe or may infringe the proprietary rights of third parties. Any claims made against us regarding patents or other intellectual property rights could be expensive and time consuming to resolve or defend, would divert our management and key personnel from our business operations and may require us to modify or cease marketing our products, develop new technologies or products, acquire licenses to proprietary rights that are the subject of the infringement claim or refund to our customers all or a portion of the amounts paid for infringing products. If such claims are asserted, we cannot assure you that we would prevail or be able to acquire any necessary licenses on acceptable terms, if at all. In addition, we may be requested to defend and indemnify certain of our customers and resellers against claims that our products infringe the proprietary rights of others. We may also be subject to potentially significant damages or injunctions against the sale of certain products or use of certain technologies.

EMPLOYEES

   At January 10, 2000, we had 839 employees, comprising 255 in sales, marketing and support, 81 in manufacturing, 390 in research, development and engineering and 113 in management, administration and finance. Virtually all of our employees hold stock options and/or participate in our employee stock purchase plan. None of our employees is represented by a labor union, and we have not experienced any work stoppages. We believe that our relations with our employees are excellent.

FACILITIES

   Our executive offices and principal manufacturing operations are located in Calabasas, California at a facility consisting of approximately 58,000 square feet. We lease the facility under a lease expiring in November 2004, subject to a five-year renewal option.

   We also occupy a 152,000 square-foot facility in Morrisville, North Carolina under a lease expiring in November 2009. This facility is used primarily for engineering, product development, customer support and regional sales activities for our network infrastructure products and our intelligent network diagnostics products.

   IEX leases a facility consisting of approximately 72,000 square feet in Richardson, Texas under a lease expiring in May 2003, subject to a five-year renewal option. The IEX facility is used for engineering, product development, customer support, and general administrative and sales activities for our Da Vinci network infrastructure products and our call center products.

   We also have six regional sales offices occupying an aggregate of approximately 9,500 square feet under leases expiring between 2000 and 2004 in Campbell, California; Aurora, Colorado; Duluth, Georgia; Lombard, Illinois; Tinton Falls, New Jersey; and Irving, Texas.

   Our Japanese subsidiary occupies approximately 10,600 square feet in Tokyo under leases expiring between April 2000 and November 2000. Our subsidiary in the United Kingdom occupies approximately 1,700 square feet in London under a month-to-month lease.

   We believe that our existing facilities will be adequate to meet our needs at least through the next year, and that we will be able to obtain additional space when and as needed on acceptable terms.

                                   MANAGEMENT

   The executive officers and directors of Tekelec as of February 7, 2000, their positions with Tekelec and their ages are as follows:

      NAME                                     AGE                      POSITION(S)
      ----                                     ---                      -----------
      Michael L. Margolis....................  54   Director, Chief Executive Officer and President
      Gary Crockett..........................  47   Chief Executive Officer and President, IEX
                                                    Corporation, and Chief Technical Officer
      Cecil E. Boyd..........................  50   Senior Vice President and General Manager, Network
                                                    Systems Division
      Danny L. Parker........................  41   Vice President and General Manager,
                                                    Network Diagnostics Division
      Ronald W. Buckly.......................  48   Vice President and General Counsel
      David Frankie..........................  54   Vice President, Operations and Quality
      Teresa Pippin..........................  43   Vice President, Human Resources
      Lee Smith..............................  41   Vice President, Strategy and Business Development
      Jean-Claude Asscher....................  71   Chairman of the Board
      Robert V. Adams........................  68   Director
      Daniel L. Brenner......................  48   Director
      Howard Oringer.........................  57   Director
      Jon F. Rager...........................  59   Director

   Mr. Margolis joined Tekelec as Chief Executive Officer and President and as a director in February 1998. From 1977 until February 1998, Mr. Margolis held various officer and management positions with the Ericsson Group, a manufacturer of telecommunications equipment, where he most recently served as Executive Vice President, Global Accounts from March 1997 until joining Tekelec, and as Executive Vice President and General Manager, Network Systems Division from September 1994 until March 1997.

   Mr. Crockett continued to serve as Chief Executive Officer and President of IEX Corporation upon Tekelec's acquisition of IEX in May 1999 and assumed the position of Chief Technical Officer in February 2000. Mr. Crockett joined IEX as Chief Executive Officer and President in 1988.

   Mr. Boyd joined Tekelec as General Manager, Intelligent Network Diagnostics Division in September 1996 and served as Vice President and General Manager, Intelligent Network Diagnostics Division from November 1997 until February 1999, as Vice President and General Manager, Network Switching Division from
February 1999 until January 2000 and as Senior Vice President and General Manager, Network Switching Division from January 2000 until February 2000 when he assumed his present position as Senior Vice President and General Manager, Network Systems Division. From 1974 until joining Tekelec, Mr. Boyd was employed by Northern Telecom, where he most recently served as Vice President, Service Operations, North America from July 1994 until September 1996.

   Mr. Parker joined Tekelec as Senior Director, Customer Service for the Network Switching Division in November 1994. He served as Assistant Vice President, Customer Service for the Network Switching Division from April 1998 until May 1998, as Assistant Vice President, Marketing for the Network Switching Division from May 1998 until February 1999 and as Vice President and General Manager, Intelligent Network Diagnostics Division from February 1999 until February 2000 when he assumed his present position as Vice President and General Manager, Network Diagnostics Division.

   Mr. Buckly joined Tekelec as Vice President and General Counsel in April 1998 and has served as its Corporate Secretary since 1987. From March 1996 until joining Tekelec, Mr. Buckly was a partner in the international law firm of Bryan Cave LLP and from 1986 until March 1996, he was a partner in the international law firm of Coudert Brothers. Since April 1998, Mr. Buckly has served as of counsel to Bryan Cave LLP.

   Mr. Frankie joined Tekelec as Vice President, Operations in December 1996, became Vice President, Operations and Quality in March 1997 and became an executive officer of Tekelec in November 1997 in his capacity as Vice President, Operations and Quality. From April 1991 until December 1996, Mr. Frankie was employed as Program Manager by the Thomas Group, a management consulting firm.

   Ms. Pippin joined Tekelec as Vice President, Human Resources in February 1999. From September 1994 until joining Tekelec, Ms. Pippin held various human resource positions with Ericsson Inc. where she most recently served as its Vice President, Human Resources and Operational Development.

   Mr. Smith joined Tekelec as Director and Program Manager, Special Projects in March 1988, and commencing in March 1989 he held various non-officer sales and marketing positions until his appointment as Vice President, Strategy and Business Development in May 1998. In February 1999, Mr. Smith became an executive officer of Tekelec in his capacity as Vice President, Strategy and Business Development.

   Mr. Asscher has been a director of Tekelec since July 1972 and Chairman of the Board since June 1982. He served as President of Tekelec from October 1975 to June 1982 and as Vice President from July 1972 to May 1973. He has been the President and principal shareholder of Tekelec-Airtronic, S.A., a French electronics company, since he founded that company in 1961.

   Mr. Adams has been a director of Tekelec since December 1991. Since 1990, Mr. Adams has served as the Chairman of the Board of Documentum, Inc. From March 1989 until September 1999, Mr. Adams served as the Chief Executive Officer and President of Xerox Technology Ventures, a venture capital company responsible for identifying, developing and managing new business opportunities for Xerox Corporation. Mr. Adams presently also serves as a director of ENCAD, Inc. and Peerless Systems Corp.

   Mr. Brenner has been a director of Tekelec since May 1990. Mr. Brenner served as Vice President, Law and Regulatory Policy for the National Cable Television Association (NCTA) from June 1992 until August 1999 when he became Senior Vice President, Law and Regulatory Policy.

   Mr. Oringer has been a director of Tekelec since January 1992. Since November 1994, Mr. Oringer has served as Managing Director of Communications Capital Group, a consulting firm. From January 1994 until July 1994 and from August 1996 until December 1996, Mr. Oringer also served as a consultant to Tekelec. Mr. Oringer also serves as a member of the Board of Directors of Verilink Corporation, Digital Microwave Corporation and Vertel Corp.

   Mr. Rager became a director of Tekelec in October 1975, resigned in September 1979 and was re-elected in January 1981. Since 1976, Mr. Rager has been a practicing accountant with, and President of, Rager Bell Doskocil & Meyer CPAs (and its predecessors).

                             PRINCIPAL SHAREHOLDERS

   The following table and notes set forth certain information regarding the beneficial ownership of Tekelec's common stock as of January 10, 2000 by:

   - each person who is known to own beneficially more than 5% of the outstanding shares of Tekelec's common stock;

   - each of Tekelec's directors and executive officers who own shares of Tekelec's common stock; and

   -  all current directors and executive officers of Tekelec as a group.

   As of January 10, 2000 there were 55,719,727 shares of our common stock outstanding.

   Shares of common stock which an individual or group has a right to acquire within 60 days after January 10, 2000 pursuant to the exercise of options or warrants are deemed to be outstanding for the purpose of computing the percentage of ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table. Except as indicated below, the beneficial owners have sole voting and investment power with respect to all shares of common stock shown as being beneficially owned by them, subject to community property laws, where applicable.

                                                                        SHARES
                                                                     BENEFICIALLY
NAME OF BENEFICIAL OWNER                                                 OWNED          PERCENT
------------------------                                             -------------     ----------
Jean-Claude Asscher(1) ..........................................      12,739,746            22.8%
  Tekelec-Airtronic, S.A.
Edouard Givel(2) ................................................      10,737,842            19.3
  Natinco, S.A.
Brookside Capital Partners Fund L.P.(3) .........................       2,986,786             5.3
State of Wisconsin Investment Board(4) ..........................       2,930,000             5.3
Michael L. Margolis(5) ..........................................         222,359               *
Daniel L. Brenner(6) ............................................         205,600               *
Ronald W. Buckly(7) .............................................         145,629               *
David Frankie(8) ................................................         140,349               *
Jon F. Rager(9) .................................................         140,288               *
Howard Oringer(10) ..............................................         105,600               *
Robert V. Adams(11) .............................................          91,584               *
Danny Parker(12) ................................................          76,157               *
Cecil Boyd(13) ..................................................          73,115               *
Lee Smith(14) ...................................................          71,236               *
Teresa Pippin(15) ...............................................          54,406               *
Gary Crockett ...................................................             625               *
All current directors and executive officers as a group (13
  persons) (16) .................................................      14,066,694            24.8

----------

   *  Less than one percent

(1) Includes 10,737,842 shares which are owned by Mr. Givel and of which Mr. Asscher may be deemed to be a beneficial owner (see footnote 2 below) and 125,464 shares owned by Muriel Asscher, Mr. Asscher's wife. Also includes 62,600 shares subject to options or warrants held by Mr. Asscher which are exercisable or become exercisable within 60 days after January 10, 2000.

(2) These shares are held in the name of Natinco, S.A., a Luxembourg investment company which holds minority interests in a number of U.S. and Europe-based companies, including a minority interest in Tekelec-Airtronic. Mr. Givel has advised Tekelec that he owns substantially all of the equity interest in Natinco and holds the Tekelec shares for investment only. Mr. Asscher has from time to time acted as an advisor to Mr. Givel with respect to his investment in Tekelec. Due to Mr. Asscher's role as advisor, Mr. Asscher may be deemed to share voting and investment power with respect to these shares and therefore to be a beneficial owner thereof within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934. Mr. Asscher has advised Tekelec that he has no beneficial or financial interest in Natinco and that he disclaims beneficial ownership of these shares.

(3) Includes 1,126,786 shares issuable upon conversion of notes which become convertible within 60 days after January 10, 2000.


(4) Based on a Schedule 13G dated February 10, 2000, wherein the State of Wisconsin Investment Board reported sole voting and dispositive power as to such shares.

(5) Includes 30,000 restricted shares awarded to Mr. Margolis in connection with the commencement of his employment with Tekelec. The 30,000 shares vest in five equal annual installments commencing in February 1999, and 24,000 shares were unvested at January 10, 2000. Also includes 182,050 shares subject to options held by Mr. Margolis which are exercisable or become exercisable within 60 days after January 10, 2000.

(6) Includes 152,600 shares subject to options or warrants held by Mr. Brenner which are exercisable or become exercisable within 60 days after January 10, 2000.

(7) Includes 131,820 shares subject to options or warrants held by Mr. Buckly which are exercisable or become exercisable within 60 days after January 10, 2000.

(8) Includes 127,250 shares subject to options held by Mr. Frankie which are exercisable or become exercisable within 60 days after January 10, 2000.

(9) 24,688 of these shares are held by TI Partners, a partnership of which Mr. Rager is the managing general partner, as to which shares Mr. Rager has sole voting and investment power. Mr. Rager, together with a trust of which he is the trustee and a beneficiary, owns a majority interest in the partnership. Also includes 37,600 shares subject to options or warrants held by Mr. Rager which are exercisable or become exercisable within 60 days after January 10, 2000.

(10) Includes 62,600 shares subject to options or warrants held by Mr. Oringer which are exercisable or become exercisable within 60 days after January 10, 2000.

(11) Includes 87,600 shares subject to options or warrants held by Mr. Adams which are exercisable or become exercisable within 60 days after January 10, 2000.

(12) Includes 54,070 shares subject to options held by Mr. Parker which are exercisable or become exercisable within 60 days after January 10, 2000.

(13) Includes 73,115 shares subject to options held by Mr. Boyd which are exercisable or become exercisable within 60 days after January 10, 2000.

(14) Includes 18,230 shares subject to options held by Mr. Smith which are exercisable or become exercisable within 60 days after January 10, 2000.

(15) Includes 53,360 shares subject to options held by Ms. Pippin which are exercisable or become exercisable within 60 days after January 10, 2000.

(16) Includes 1,042,895 shares subject to options and/or warrants held by all current directors and executive officers as a group which are exercisable or become exercisable within 60 days after January 10, 2000.

                      DESCRIPTION OF EXISTING INDEBTEDNESS

GENERAL

   We have a credit facility with Imperial Bank which permits us to borrow the amounts we may from time to time request up to an aggregate principal amount of 75% of eligible accounts receivable, but in no event more than $15,000,000. We may use the credit facility for working capital purposes and for the issuance of letters of credit by the bank. The credit facility expires on June 30, 2000 if we do not renew it. There are no borrowings currently outstanding under this credit facility.

SECURITY

   As security for our obligations under the credit facility, we granted to Imperial Bank a first priority lien on all of our assets except the assets we acquired as a result of our acquisition of IEX in May 1999.

INTEREST RATES

   The credit facility bears interest at a variable rate per year equal to the rate of interest Imperial Bank from time to time announces as its prime lending rate. If we default under the credit facility, the bank may at its option increase the interest rate to a rate equal to 5% more than the rate that would otherwise apply to the loan.

COVENANTS

   The credit facility imposes certain financial covenants and other restrictions that, among other things:

   - require us to maintain certain financial ratios and meet certain net worth and indebtedness tests;

   - restrict us from borrowing additional funds or creating any liens on our assets; and

   - limit our ability to make certain acquisitions, dispose of certain assets and engage in mergers and other business combinations where the transaction involves more than $1,000,000.

EVENTS OF DEFAULT

   The credit facility provides that certain events will constitute events of default, including:

   -  our failure to pay amounts owed under the credit facility;

   - our failure to observe or perform any covenants set forth in the credit facility;

   -  the falsity of any of our representations or warranties to the bank;

   -  our inability to pay certain of our other debt;

   -  the imposition of certain judgments against us;

   - the institution of bankruptcy proceedings by or against us which are not timely dismissed; or

   -  a material adverse change in our financial condition.

                            DESCRIPTION OF THE NOTES

   The notes were issued under an indenture dated as of November 2, 1999, between us and Bankers Trust Company, as trustee. The following statements are subject to the detailed provisions of the indenture and are qualified in their entirety by reference to the indenture. Copies of the indenture are available at our principal executive offices or upon request to us or to the trustee and have also been filed by us with the SEC. See "Documents Incorporated by Reference" and "Where You Can Find More Information." Wherever particular provisions of the indenture are referred to, those provisions are incorporated by reference as a part of the statements made and the statements are qualified in their entirety by that reference. For purposes of this summary, the terms "Tekelec," "we," "us" and "our" refer only to Tekelec and not to any of our subsidiaries.

GENERAL

   The notes represent our unsecured general obligations convertible into common stock as described under "-- Conversion." The notes were issued at an original price of $853.54 per $1,000 principal amount at maturity, which represented an original issue discount of 14.646% from the principal amount at maturity. The aggregate principal amount at maturity of the notes is $135,000,000 (which includes the initial purchasers' over-allotment option, which they have exercised in full). The aggregate original issue price of the notes was $115,227,900. We have issued the notes in denominations of $1,000 or multiples thereof. The notes will mature on November 2, 2004, unless we redeem them or you convert them earlier.

   The notes bear interest on the principal amount at maturity from their issue date at an annual rate of 3.25%. Interest is payable semi-annually on May 2 and November 2 of each year, commencing on May 2, 2000, to holders of record at the close of business on the preceding April 15 and October 15, as the case may be. We may pay interest by mailing checks to holders.

   The indenture does not restrict us from paying dividends other than as described below under "-- Payment of Excess Cash Dividends." Additionally, the indenture does not restrict us from incurring debt or repurchasing our equity securities or entering into any other financial covenants.

   We will make payment of principal, and you may present the notes for conversion, registration of transfer and exchange, without service charge, at the office of our paying agent, initially the trustee in New York, New York, and at the corporate trust office of the trustee in New York, New York.

   The notes are being offered at a substantial discount from their principal amount at maturity. The federal income tax consequences of this discount are discussed under "Material United States Federal Income Tax Considerations -- U.S. Holders -- Payment of Interest -- Original Issue Discount." Original issue discount means the difference between the issue price of the notes and their principal amount at maturity. The calculation of the accrual of original issue discount in the period during which a note remains outstanding will be on a semi-annual bond equivalent basis, using a 360-day year composed of twelve 30-day months. The accrual began on November 2, 1999, the first date of issuance of the notes.

CONVERSION

   The holders of the notes are entitled at any time on or after January 31, 2000 and before the close of business on the date of maturity of the notes, subject to prior redemption or repurchase pursuant to the change in control provisions, to convert the notes, or portions thereof (if the portions are $1,000 or whole multiples thereof) into 56.3393 shares of common stock per $1,000 of principal amount of notes, which we refer to as the conversion rate. The conversion rate is subject to adjustment upon the occurrence of an "adjustment event" as discussed below. Upon conversion, you will not be entitled to any payment or adjustment on account of accrued and unpaid interest or accrued original issue discount on the notes. Our delivery to you of the fixed number of shares of common stock into which the note is then convertible (together with any cash payment in lieu of any fractional share of common stock) will be deemed to satisfy our obligation to pay the principal amount of the note, including the accrued and unpaid interest and the accrued original issue discount on the note attributable to the period from the first date of issuance of the relevant notes to the date of surrender for conversion. Thus, the accrued and unpaid interest and accrued original issue discount are deemed to be paid in full rather than canceled, extinguished or forfeited.

   If you surrender notes for conversion during the period after any interest record date and prior to the corresponding interest payment date, you must pay us the interest payable on those notes, unless they have been called for redemption on a redemption date within the period or on the interest payment date. You may not convert notes called for redemption after the close of business on the business day preceding the date fixed for redemption unless we default in payment of the redemption price. We will not issue fractional shares of common stock on conversion. Rather, we will pay the converting holder in cash an amount equal to the fair market value of the fractional interest, unless payment in cash is prohibited by our indebtedness, in which case we will issue fractional shares.

   With respect to any notes that are "restricted securities" on the conversion date, the shares of common stock distributed upon conversion will be treated as "restricted securities" and will bear a legend to that effect. You will not be able to transfer these shares except pursuant to an effective registration statement or pursuant to an exemption from the registration requirements of the Securities Act. All such shares will be issued in physical certificated form and will not be eligible for receipt in global form through the facilities of The Depository Trust Company, or "DTC." With respect to notes that are no longer "restricted securities" on a conversion date, either as a result of a resale of the notes pursuant to the shelf registration statement or otherwise, all shares of common stock distributed upon conversion will be freely transferable without restriction under the Securities Act, other than by our affiliates, and those shares will be eligible for receipt in global form through the facilities of DTC.

   The conversion rate per share of common stock is subject to adjustment in certain events, including upon the occurrence of an adjustment event. We use the term "adjustment event" to mean the following:

   - the issuance of common stock as a dividend or distribution on common stock;

   -  certain subdivisions and combinations of the common stock;

   - the issuance to all holders of common stock of certain rights or warrants to purchase common stock; and

   - the distribution to all holders of common stock of shares of our capital stock (other than common stock), evidences of our indebtedness or other assets, including securities (not including the rights, warrants, dividends and distributions referred to above and dividends and distributions in connection with our liquidation or paid in cash).

The conversion rate will not be adjusted for accrued original issue discount or for accrued but unpaid interest.

   To the extent permitted by law, we may increase the conversion rate by any amount for any period of at least 20 days if our board of directors has made a determination that such increase would be in our best interests. We may also make such increase in the conversion rate as our board of directors deems advisable to avoid or diminish any income tax to holders of common stock resulting from any dividend or distribution of stock, or rights to acquire stock, or from any event treated as such for income tax purposes. See "Material United States Federal Income Tax Considerations -- U.S. Holders -- Adjustments of Conversion Rate."

   If a reorganization event occurs pursuant to which any holders of common stock are entitled to receive other securities, cash or other property, then we must provide holders of notes with the right to convert their notes into the kind and amount of the securities, cash or other property they would have received upon the consummation of such reorganization event if they had converted their notes immediately before the reorganization event. We use the term "reorganization event" to mean the following:

   - any recapitalization or reclassification of shares of common stock, other than changes involving par value, or as a result of a subdivision or combination of the common stock;

   - any consolidation or merger involving Tekelec, other than one that does not result in a reclassification, conversion, exchange or cancellation of common stock;

   -  any sale or transfer of all or substantially all of our assets; or

   - any compulsory share exchange pursuant to which any holders of common stock are entitled to receive other securities, cash or other property.

   Any company that succeeds to us or acquires all or substantially all of our assets will be required to provide in its governing documents the foregoing rights and also to provide, as nearly equivalent as practicable, for the other rights of the holders of notes described under this "-- Conversion" heading.

PAYMENT OF EXCESS CASH DIVIDENDS

   If we declare and pay excess cash dividends on our common stock, then we will pay to you, at the time of the payment of the common stock dividend, an amount equal to the excess, based on the number of shares of common stock that you would have received had you converted all of your notes, unless you convert and receive those dividends as a holder of common stock. We use the term "excess cash dividends" to mean the amount by which any cash dividend, when combined with the total of all cash dividends paid in the prior 12 months, exceeds 15% of the last sale price of the common stock as of the trading day immediately preceding the date of declaration of such dividend.

CHANGE IN CONTROL

   If we experience a change in control, then you will have the right to require us to repurchase your notes, including any portion thereof which is $1,000 principal amount at maturity or any integral multiple thereof, on the date that is 45 days after the date of a notice from us to all holders of notes that a change in control has occurred. If this right is exercised, we will be required to repurchase your notes for cash. The cash repurchase price of the notes is the original issue price plus accrued original issue discount, together with accrued but unpaid interest, if any, up to but excluding the date that is 45 days after the notice. This right to require us to repurchase the notes will exist upon the occurrence of any change in control whether or not the relevant transaction has been approved by our management and may not be waived by our management. Your exercise of this right will be irrevocable.

   Your right to require us to repurchase the notes upon a change in control will not apply if either:

   - the last sale price of the common stock for five of the ten trading days before the date of the change in control equals or exceeds 105% of the effective conversion price immediately before the closing of that transaction; or

   - (a) the consideration paid for the common stock in a transaction constituting the change in control consists of cash, securities that are traded on a national securities exchange or quoted on the Nasdaq National Market, or a combination of cash and such securities, and (b) the aggregate fair market value of such consideration for one share of common stock is at least 105% of the effective conversion price immediately before the closing of that transaction.

For purposes of the above, the effective conversion price is equal to the note issue price plus accrued original issue discount divided by the conversion rate in effect immediately before the closing of the transaction.

   The existence of the right to require us to repurchase the notes upon a change in control may deter certain mergers, tender offers or other takeover attempts and may thereby adversely affect the market price of our common stock.

   A "change in control" includes the following:

   - if any person or group acquires direct or indirect beneficial ownership of shares of our capital stock sufficient to entitle such person to exercise more than 50% of the total voting power of all classes of our capital stock entitled to vote generally in elections of directors. Such an acquisition could occur by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise;

   - if we sell, lease, exchange or otherwise transfer, in one transaction or a series of related transactions, all or substantially all of our assets to any person or group; or

   - if a majority of our board of directors is not comprised of directors who were members of the board on the date the notes are first issued or of directors who were nominated or elected or whose nomination or election was recommended or endorsed by a majority of the board of directors who were members of the board on the date the notes are first issued.

OPTIONAL REDEMPTION

   We may not redeem the notes prior to November 2, 2002. On or after November 2, 2002, at our option, we may redeem the notes, in whole or in part, at the applicable redemption price. We must give holders at least 30 and not more than 60 calendar days' notice of the redemption date. The table below shows redemption prices of notes per $1,000 principal amount at maturity at November 2, 2002, at November 2, 2003 and at maturity on November 2, 2004. The prices reflect the accrued original issue discount calculated through each date. The redemption price of a note redeemed between these dates would include an additional amount reflecting the additional original issue discount accrued since the next preceding date in the table to the actual redemption date.

                                (1)              (2)          REDEMPTION
                             NOTE ISSUE    ACCRUED ORIGINAL      PRICE
REDEMPTION DATE                PRICE        ISSUE DISCOUNT     (1)+ (2)
                             ----------    ----------------   -----------
November 2, 2002 ......      $  853.54        $   81.99        $  935.53
November 2, 2003 ......         853.54           113.16           966.70
November 2, 2004 ......         853.54           146.46         1,000.00

   We are also required to pay accrued and unpaid interest to the date of redemption.

SUBORDINATION OF NOTES

   Upon any distribution to our creditors in a liquidation or dissolution or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to us or our property, the payment of the principal of and interest on the notes will be subordinated, to the extent provided in the indenture, in right of payment to the prior payment in full of all senior indebtedness.

   If a default under our senior indebtedness exists, we may not make any payment, directly or indirectly, of principal of or interest on the notes or acquire any of the notes at any time, unless and until such default has been cured or waived or has ceased to exist. While we are in default with respect to any senior indebtedness, as such default is defined under any such senior indebtedness or in any agreement pursuant to which any senior indebtedness has been issued (other than default in payment of the principal of, or premium, if any, or interest on any senior indebtedness) permitting the holders thereof to accelerate the maturity thereof, we may not make any payment with respect to principal of or interest on the notes for 183 days following written notice to us from any holder of any senior indebtedness, any such holder's representative or the trustee or trustees under any indenture under which any instrument evidencing any such senior indebtedness may have been issued, that such an event of default has occurred and is continuing. However, if the maturity of such senior indebtedness is accelerated, we may not make any payment on the notes until we have paid such senior indebtedness that has matured or such acceleration has been cured or waived.

   Senior indebtedness is defined in the indenture as indebtedness, as defined below, of Tekelec and our subsidiaries outstanding at any time except indebtedness that by its terms is subordinate in right of payment to the notes or indebtedness that is not otherwise senior in right of payment to the notes. Senior indebtedness does not include indebtedness of Tekelec to any of Tekelec's subsidiaries. Indebtedness with respect to any person is defined as the principal of, and premium, if any, and interest on:

   (a) all indebtedness of such person for borrowed money, including all indebtedness evidenced by notes, bonds, debentures or other securities sold by such person for money;

   (b) all obligations incurred by such person in the acquisition, whether by way of purchase, merger, consolidation or otherwise and whether by such person or another person, of any business, real property, other assets or services, except accounts payable or other accrued current liabilities or obligations incurred in the ordinary course of business in connection with the obtaining of materials or services;

   (c) guarantees by such person of indebtedness described in clause (a) or (b) of another person;

   (d) all renewals, extensions, refundings, deferrals, restructurings, amendments and modifications of any such indebtedness, obligation or guarantee;

   (e) all reimbursement obligations of such person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of such person;

   (f)  all capital lease obligations of such person; and

   (g) all net obligations of such person under interest rate swap or similar agreements of such person.

   The indenture does not restrict us from creating any indebtedness, including additional senior indebtedness, or any indebtedness by our subsidiaries. As of November 30, 1999, we had approximately $44.7 million of consolidated indebtedness and other obligations effectively ranking senior to the notes and $17.9 million available to be drawn upon under our credit facilities, which would rank senior to the notes. See "Description of Existing Indebtedness."

   By reason of the subordination provisions described above, in the event of insolvency, funds that would otherwise be payable to noteholders will be paid to the holders of senior indebtedness to the extent necessary to pay senior indebtedness in full. As a result of these payments, our general creditors may recover less, pro rata, than holders of senior indebtedness and such general creditors may recover more, pro rata, than holders of notes or our other subordinated indebtedness.

EVENTS OF DEFAULT AND REMEDIES

   An event of default is defined in the indenture as being any of the following:

   - our default in payment of the principal amount at maturity, issue price plus accrued original issue discount, redemption price or any change in control repurchase price when due, upon maturity, acceleration, redemption or otherwise, on any of the notes;

   - our default for 30 days in payment of any installment of interest on the notes;

   - our default for 60 days after notice in the observance or performance of any other covenants in the indenture; and

   -  certain events involving our bankruptcy, insolvency or reorganization.

   The indenture provides that if any event of default exists, the trustee or the holders of not less than 25% in principal amount of the notes then outstanding may declare the relevant amount of all notes to be due and payable immediately. The relevant amount is the sum of the issue price of the notes plus accrued original issue discount from their date of issue to the date of declaration. However, if we cure all defaults, except the nonpayment of principal and interest with respect to any notes that become due by acceleration, and certain other conditions are met, the holders of a majority in principal amount of notes then outstanding may rescind that acceleration. Holders may similarly waive past defaults.

   The holders of a majority in principal amount of the notes then outstanding have the right to direct the time, method and place of conducting any proceedings for any remedy available to the trustee, subject to certain limitations specified in the indenture. The indenture provides that the trustee may withhold notice to the holders of notes of any default, except in payment of principal or interest with respect to the notes, if the trustee considers it in the interest of the holders of the notes to do so.

MODIFICATION OF THE INDENTURE

   The indenture contains provisions permitting us and the trustee, with the consent of the holders of not less than a majority in principal amount of the notes at the time outstanding, to modify the indenture and the rights of the holders of the notes. However, without the consent of the holder of each note so affected, we cannot make any modification that will:

   -  extend the final maturity of the notes;

   -  reduce the rate or extend the time for payment of interest;

   -  reduce the principal amount;

   - impair or affect the right of a holder to institute suit for the payment of principal or interest;

   -  change the currency in which the notes are payable;

   -  impair the right to convert the notes into common stock; or

   - reduce the percentage of notes, the consent of the holders of which is required for any modification.

GLOBAL NOTE, BOOK-ENTRY FORM

    Notes are issued in fully registered form without coupons, in denominations of $1,000 principal amount and multiples thereof. Notes sold by the selling securityholders pursuant to the registration statement of which this prospectus forms a part will be represented by global notes, except as set forth below under "Certificated Notes." The global notes will be deposited with, or on behalf of, DTC and registered in the name of Cede & Co. as DTC's nominee. Beneficial interests in the global notes will be exchangeable for definitive certificated notes only in accordance with the terms of the indenture.

    DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its direct participants and by the NYSE, the American Stock Exchange, Inc., and the NASD. Access to DTC's system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

    Purchases of interests in global notes under DTC's system must be made by or through direct participants, which will receive a credit for the interest in the global notes on DTC's records. The ownership interest of each actual purchaser of each interest in the global notes (the "beneficial owner") is in turn to be recorded on the direct and indirect participants' records. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participant through which the beneficial owner entered into the transaction. Transfers of ownership interests in the global notes are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in global notes, except in the event that use of the book-entry system for one or more global notes is discontinued.

    To facilitate subsequent transfers, all global notes deposited by participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of global notes with DTC and their registration in the name of Cede & Co. effects no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the global notes; DTC's records reflect only the identity of the direct participants to whose accounts such global notes are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

    Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

    Redemption notices will be sent to Cede & Co. If less than all of the global notes are being redeemed, and unless otherwise notified by either us or the trustee, DTC's practice is to determine by lot the amount of the interest of each direct participant in such issue to be redeemed.

    Neither DTC nor Cede & Co. will consent or vote with respect to global notes. Under its usual procedures, DTC will mail an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those direct participants to whose accounts the global notes are credited on the record date (identified in a listing attached to the omnibus proxy).

    Payment of interest on and the redemption price of the global notes will be made to DTC. DTC's practice is to credit direct participants' accounts on the payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payment on the payable date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices as is the case with securities held for the accounts of customers in bearer form or registered in "street name" and will be the responsibility of such participant and not of DTC, any agents, or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of interest on and the redemption price of the global notes to DTC is our responsibility, disbursement of such payments to direct participants will be the responsibility of DTC, and disbursement of such payments to the beneficial owners will be the responsibility of direct and indirect participants.

    A beneficial owner must give notice to elect to have its interest in the global notes purchased or tendered, through its participant, to the paying agent, and must effect delivery of this interest by causing the direct participant to transfer the participant's interest in the global notes, on DTC's records, to the paying agent. The requirement for physical delivery of global notes in connection with a demand for purchase or a mandatory purchase will be deemed satisfied when the ownership rights in the global notes are transferred by direct participants on DTC's records.

    DTC may discontinue providing its services as securities depositary with respect to the global notes at any time by giving reasonable notice to us or to our agents. Under such circumstances, or if DTC is at any time unable to continue as depositary, and a successor depositary is not appointed by Tekelec within 90 days, Tekelec will cause notes to be issued in definitive form in exchange for the global notes.

    DTC's management is aware that some computer applications, systems, and the like for processing data, which we refer to collectively as systems, that are dependent upon calendar dates, including dates before, on, and after January 1, 2000, may encounter "Year 2000 problems." DTC has informed its participants and other members of the financial community that it has developed and is implementing a program so that its systems, relating to the timely payment of distributions (including principal and income payments) to securityholders, book-entry deliveries, and settlement of trades within DTC, continue to function appropriately. This program includes a technical assessment and a remediation plan, each of which is complete.

    However, DTC's ability to perform properly its services is also dependent upon other parties, including but not limited to issuers and their agents, as well as third-party vendors from whom DTC licenses software and hardware, and third-party vendors on whom DTC relies for information or the provision of services, including telecommunication and electrical utility service providers, among others. DTC has informed the financial community that it is contacting (and will continue to contact) third-party vendors from whom DTC acquires services to:

      - impress upon them the importance of such services being Year 2000 compliant; and

      - determine the extent of their efforts for Year 2000 remediation (and, as appropriate, testing) of their services.

In addition, DTC is in the process of developing such contingency plans as it deems appropriate.

    According to DTC, the foregoing information with respect to DTC has been provided to the financial community for informational purposes only and is not intended to serve as a representation, warranty, or contract modification of any kind. The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof.

    Neither we, the trustee, any paying agent nor the registrar for the notes will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interest in a global security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

CERTIFICATED NOTES

    The notes represented by the global note are exchangeable for certificated notes in definitive form if:

   - DTC notifies us that it is unwilling or unable to continue as depositary for the global note and a successor is not appointed within 90 days or if at any time DTC ceases to be a clearing agency registered under the Exchange Act, or

   - we, in our discretion and at any time, determine not to have all of the notes represented by the global note.



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

INFORMATION CONCERNING THE TRUSTEE

    Bankers Trust Company, as the trustee under the indenture, has been appointed by Tekelec as paying agent, conversion agent, registrar and custodian with regard to the notes. The indenture provides that in case an event of default has occurred (which has not been cured or waived), the trustee thereunder will exercise such rights and powers vested in it under the indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person's own affairs.

    The indenture and provisions of the Trust Indenture Act of 1939, incorporated by reference to the Indenture contain limitations on the rights of the trustee thereunder, should it become a creditor of Tekelec, to obtain payment of certain claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The trustee is permitted to engage in other transactions; provided, however, that if it acquires any conflicting interest (within the meaning of the Trust Indenture
Act) it must eliminate such conflicting interest or resign.

REGISTRATION RIGHTS

   We have entered into a registration rights agreement with the initial purchasers for the benefit of the holders of the securities offered by this prospectus. That agreement obligates us, at our sole expense, as follows:

   - to file with the Securities and Exchange Commission a shelf registration statement as soon as practicable, but in no event more than 90 days after the closing of the issue of the notes, covering resales of the notes and the common stock issuable upon conversion of the notes. We refer to those securities collectively as the "registrable securities." This prospectus is part of the shelf registration statement;

   - to use our reasonable best efforts to cause the shelf registration statement to be declared effective under the Securities Act within 150 days after the date we file it; and

   - to use our reasonable best efforts to keep the shelf registration statement effective and usable until the earlier of (1) such time as all the registrable securities have been sold under the shelf registration statement, transferred under Rule 144 under the Securities Act or otherwise transferred in a way that eliminates the Securities Act transfer restrictions for future resales by non-affiliates and (2) the expiration of the holding period applicable to the registrable securities held by persons other than our affiliates under Rule 144(k) under the Securities Act, or any successor provision, subject to certain permitted exceptions.

   We will be permitted, however, to suspend the use of the shelf registration statement during certain black-out periods relating to pending corporate developments, public filings with the SEC, and similar events, if we determine in good faith that it is in our best interest and if we provide written notice of the suspension to legal counsel for the holders of a majority in interest of the registrable securities and any holders who have advised us of their intent to sell their registrable securities. The suspension period may not exceed 30 days in any three-month period, except under certain circumstances relating to material corporate developments or similar material events. However, we will not be permitted to suspend the use of the shelf registration statement for a period exceeding 90 days in any 12-month period.

   We have agreed to:

   - provide each holder of registrable securities with copies of the prospectus that is a part of the shelf registration statement,

   - notify each holder of registrable securities when the shelf registration statement has become effective, and

   - take certain other actions as are required to permit unrestricted resales of the registrable securities.

   A holder that sells registrable securities pursuant to the shelf registration statement (a) will usually be required to be named as a selling securityholder in the related prospectus and to deliver the prospectus to purchasers, (b) will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales, (c) will be required to notify Tekelec of its intent to distribute registrable securities pursuant to the registration statement at least three business days prior to making such distribution and

(d) will be bound by the provisions of the registration rights agreement that are applicable to such a holder, including certain indemnification rights and obligations.

   Promptly upon request from any holder of registrable securities, Tekelec will provide a form of notice and questionnaire to be completed and delivered by such holder to Tekelec at least three business days prior to any intended distribution of registrable securities pursuant to the shelf registration statement. In order to be named as a selling securityholder in the shelf registration statement when it first becomes effective, holders are required to complete and deliver such a notice and questionnaire prior to the effectiveness of the shelf registration statement. Upon receipt of a completed questionnaire, together with such other information as may be reasonably requested by Tekelec, from a holder following the effectiveness of the shelf registration statement, Tekelec will, as promptly as practicable but in any event within five business days of such receipt, file such amendments to the shelf registration statement or supplements to the related prospectus as are necessary to permit such holder to deliver such prospectus to purchasers of registrable securities. Any holder that does not complete and deliver a questionnaire or provide such other information will not be named as a selling securityholder in the prospectus and therefore will not be permitted to sell any registrable securities pursuant to the shelf registration statement.

   If a registration default occurs, then the note interest rate will be increased 0.25% annually, subject to certain exceptions. Following the cure of a registration default, the interest rate will become the rate in effect immediately prior to the registration default. We use the term "registration default" to mean if:

   - the SEC has not declared the shelf registration statement effective within 150 days after the date on which we file it, or

   - we fail to keep the shelf registration statement that has been declared effective continuously effective and usable, subject to the permitted blackout periods described above, for the period required.

   Each registrable security will contain a legend to the effect that the holder will be deemed to have agreed to be bound by the provisions of the registration rights agreement.

   The above summary of certain provisions of the registration rights agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the registration rights agreement, which has been filed with the SEC and which is available upon request to us. See "Where You Can Find More Information."



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

            MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

   The following is a summary of material United States federal income tax consequences relating to the purchase, ownership and disposition of the notes and of the common stock into which the notes may be converted. This summary represents the opinion of Tekelec's counsel, Bryan Cave LLP, as to the material United States federal income tax consequences thereof. For purposes of this summary, the Internal Revenue Code of 1986, as amended, is referred to as the "Code" and the Internal Revenue Service is referred to as the "IRS."

   This summary:

   - does not purport to be a complete analysis of all the potential tax consequences that may be material to a holder based on his or her particular tax situation;

   - is based on the provisions of the Code, the existing or proposed Treasury regulations, administrative pronouncements, and judicial authority, all of which are subject to change, possibly on a retroactive basis;

   - deals only with holders that will hold notes and common stock into which notes may be converted as "capital assets" within the meaning of Section 1221 of the Code; and

   - does not address tax consequences applicable to holders that may be subject to special tax rules, such as banks, tax-exempt organizations, pension funds, insurance companies, dealers in securities or foreign currencies or persons that will hold notes as a position in a hedging transaction, "straddle" or "conversion transaction" for tax purposes or persons that have a "functional currency" other than the U.S. dollar.

   Tekelec has not sought any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and the IRS may not agree with the statements and conclusions expressed in this summary. In addition, the IRS is not precluded from successfully adopting a contrary position. This summary does not consider the effect of any applicable state, local, foreign or other tax laws.

   As used herein, the term "U.S. Holder" means a beneficial owner of a note or common stock that is, for United States federal income tax purposes:

   - a citizen or resident, as defined in Section 7701(b) of the Code, of the United States;

   - a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof;

   - an estate the income of which is subject to United States federal income taxation regardless of its source; or

   - a trust subject to the primary supervision of a United States court and the control of one or more United States persons.

U.S. HOLDERS

PAYMENT OF INTEREST -- ORIGINAL ISSUE DISCOUNT

   The semi-annual stated interest payments on the notes ("qualified stated interest") are includable in the income of a U.S. Holder as ordinary income at the time such interest is received or accrued in accordance with such U.S. Holder's method of accounting for United States federal income tax purposes.

   In addition, the notes were issued with original issue discount ("OID"), which is equal to the difference between their issue price and their stated redemption price at maturity. The "issue price" of the notes was $853.54. The "stated redemption price at maturity" of the notes is $1,000. Regardless of their method of accounting, U.S. Holders of notes are required to include such OID in ordinary income before it is paid, under the rules described below.

   A U.S. Holder is required to include OID in income for United States federal income tax purposes as it accrues. OID accrues daily in accordance with a constant yield method based on a compounding of interest. Under this method, U.S. Holders of the notes are required to include in income increasingly greater amounts of OID in successive accrual periods. The OID allocable to any accrual period equals the product of the adjusted issue price of the notes as of the beginning of such period and the notes' yield to maturity, less any qualified stated interest allocable to that accrual period. The "adjusted issue price" of the notes as of the beginning of any accrual period equals the issue price of the notes increased by OID previously included in income and decreased by any payments under the notes, other than qualified stated interest. Because OID accrues and is includable in income at least annually and no payments other than qualified stated interest will be made under the notes, the adjusted issue price of the notes will increase throughout their term. OID includable in income therefore will increase during each accrual period.

MARKET DISCOUNT

   A U.S. Holder, who purchases a note subsequent to its original issuance at a price that is lower than the revised issue price of the note (as defined in Section 1278(a)(4) of the Code), may be affected by the "market discount" provisions of the Code. The market discount on any note generally will equal the revised issue price of the note minus the price at which the holder purchased the note. Subject to a de minimis exception, the market discount provisions generally require a U.S. Holder to treat as ordinary income any gain recognized on a subsequent disposition or redemption of the note to the extent of the "accrued market discount" at the time of such disposition or redemption. If a note with accrued market discount is converted into common stock, the amount of such accrued market discount generally will be taxable as ordinary income upon disposition of the common stock. Market discount on the note will be treated as accruing on a straight line basis over the term of such note, unless the U.S. Holder elects to accrue market discount using a constant yield method. In addition, if a U.S. Holder of a note with market discount incurs or maintains indebtedness to purchase or carry the note, any interest deduction attributable to such indebtedness may be disallowed until the note matures or is disposed of in a taxable transaction.

   A U.S. Holder may elect to include market discount in income for United States federal income tax purposes as it accrues, using either a ratable or a constant yield method. If a U.S. Holder makes this election, the rule described above requiring the deferral of deductions for interest expense will not apply. If made, the election will apply to all market discount obligations that the U.S. Holder acquires on or after the first day of the first taxable year to which the election applies, and the election may not be revoked without the consent of the IRS.

MARKET PREMIUM

   A U.S. Holder, who purchases a note subsequent to its original issuance for an amount in excess of its then adjusted issue price but below its stated redemption price at maturity, will have paid an "acquisition premium" equal to this excess. If this happens, then each of the U.S. Holder's subsequent accruals of OID into gross income is to be reduced by an allocable portion of the premium. The allocable portion is determined based on the current period OID multiplied by a fraction having a numerator which is the acquisition premium and having a denominator which is the remaining OID. If a U.S. Holder purchases a note for more than the amount payable on maturity, no OID will be included in such purchasing holders' income.

   If a U.S. Holder purchases a note subsequent to its original issuance for an amount that, when reduced by the value of the conversion feature, is over its stated redemption price at maturity, then the U.S. Holder will be treated as having purchased the note with "premium" equal to the excess. The value of the conversion feature is the excess, if any, of the note's purchase price over what the note's fair market value would be if there were no conversion feature. The U.S. Holder generally may elect to amortize this premium over the remaining term of the note on a constant yield method, and the amount amortized in any year will be treated as a reduction in the qualified state interest from the note for that year. If the U.S. Holder does not elect to amortize the premium on the note, then the premium will decrease the gain or increase the loss that the U.S. Holder otherwise will recognize on disposition of the note. Any election to amortize premium applies to all debt obligations, other than debt obligations the interest on which is excludable from gross income, that the U.S. Holder holds at the beginning of the first taxable year to which the election applies and that the U.S. Holder thereafter acquires. U.S. Holders may not revoke an election to amortize premium without the consent of the IRS.

EFFECT OF MANDATORY AND OPTIONAL REDEMPTION ON OID

   In the event of a change of control, U.S. Holders have the right to require Tekelec to repurchase the notes at a cash repurchase price specified in "Description of the Notes -- Change in Control." Treasury regulations provide that the right of U.S. Holders of the notes to require redemption of the notes upon the occurrence of a change of control will not affect the yield or maturity date of the notes unless, based on all the facts and circumstances as of the issue date, it is more likely than not that a change of control giving rise to the redemption right will occur. Tekelec does not intend to treat this redemption provision of the notes as affecting the computation of the yield to maturity of the notes.

   Tekelec, at its option, may redeem the notes, in whole or in part, at any time on or after November 1, 2002, at redemption prices specified in "Description of the Notes -- Optional Redemption." Under Treasury regulations, Tekelec is deemed to exercise any option to redeem if the exercise of the option would lower the yield of the debt instrument. Tekelec believes, and intends to take the position, that it will not be treated as having exercised an option to redeem under these rules.

SALE, EXCHANGE OR REDEMPTION OF THE NOTES

   Upon the sale, exchange or redemption of a note, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount received on such disposition (other than amounts received in respect of accrued and unpaid interest, which will be taxable as ordinary income) and the U.S. Holder's adjusted tax basis in the note. A U.S. Holder's adjusted tax basis in a note generally will be the cost of the note to such U.S. Holder, increased by OID previously included in income by a U.S. Holder and by market discount that a U.S. Holder has elected to include in income as it accrues and decreased by market premium that a U.S. Holder has elected to amortize. Gain or loss realized on the sale, exchange or redemption of a note generally will be capital gain or loss, and will be long-term capital gain or loss if, at the time of such disposition, the note had been held for more than one year.

CONVERSION OF THE NOTES

   A U.S. Holder generally will not recognize any income, gain or loss upon conversion of a note into common stock, except with respect to cash received in lieu of a fractional share of common stock. Such U.S. Holder's tax basis in the common stock received on conversion of a note will be the same as the U.S. Holder's adjusted tax basis in the note at the time of the conversion, reduced by any basis allocable to a fractional share, and the holding period for the common stock received on conversion generally will include the holding period of the note converted.

   To the extent, however, that any common stock received upon conversion is considered attributable to accrued interest and accrued OID not previously included in income by the U.S. Holder, the receipt of the common stock will be taxable as ordinary income. The U.S. Holder's tax basis in the shares of common stock considered attributable to accrued interest and accrued OID generally will equal the amount of such accrued interest included in income, and the holding period for such common stock will begin on the date of conversion.

   Cash received in lieu of a fractional share of common stock upon conversion should be treated as a payment in exchange for the fractional share of common stock. Accordingly, the receipt of cash in lieu of a fractional share of common stock generally should result in capital gain or loss, which is equal to the difference between the cash received for the fractional share and the U.S. Holder's adjusted tax basis in the fractional share.

ADJUSTMENTS OF CONVERSION RATE

   The conversion rate of the notes is subject to adjustment under certain circumstances, as described under "Description of the Notes -- Conversion."
Section 305 of the Code treats as a distribution taxable as a dividend (to the extent of a corporation's current or accumulated earnings and profits) certain actual or constructive distributions of stock with respect to stock or convertible securities. Under Treasury regulations, an adjustment in the conversion rate, or the failure to make such an adjustment, may be treated as a constructive dividend to the U.S. Holder of a note. Generally, a U.S. Holder's tax basis in a note is increased by the amount of any such constructive dividend.

DIVIDENDS ON THE COMMON STOCK

   The amount of any distributions by Tekelec in respect of the common stock received on the conversion will be equal to the amount of cash and the fair market value, on the date of distribution, of any property distributed. Generally, distributions will be treated as a dividend, subject to a tax as ordinary income, to the extent of Tekelec's current or accumulated earnings and profits. Dividends paid to a corporate U.S. Holder may qualify for the dividends received deduction. To the extent that a U.S. Holder receives distributions on the common stock in excess of Tekelec's current and accumulated earning and profits, the distribution will be treated first as a tax-free return of capital to the extent of the U.S. Holder's tax basis in the common stock and thereafter as long-term or short-term capital gain from the sale or exchange of such common stock, depending on the U.S. Holder's holding period for the common stock.

SALE OF THE COMMON STOCK

   Upon the sale or exchange of common stock, a U.S. Holder generally will recognize capital gain or loss equal to the difference between (1) the amount of cash and the fair market value of the property received upon the sale or exchange and (2) such U.S. Holder's adjusted tax basis in the common stock. Such capital gain or loss will be long-term if the U.S. Holder's holding period in the common stock is more than one year at the time of the sale or exchange. A U.S. Holder's basis and holding period in the common stock received upon conversion of a note are determined as discussed above under "-- U.S. Holders -- Conversion of the Notes."

INFORMATION REPORTING AND BACKUP WITHHOLDING

   Information reporting and backup withholding may apply to payments of principal, premium, if any, interest or dividends on or the proceeds from the sale or other disposition of the notes or common stock with respect to certain non-corporate U.S. Holders. These U.S. Holders generally will be subject to backup withholding at a rate of 31% if:

   - the U.S. Holder fails to furnish its taxpayer identification number ("TIN") to the payor or establish an exemption from backup withholding;

   - the IRS notifies the payor that the TIN furnished by the U.S. Holder is incorrect;

   - the IRS notifies the payor that the U.S. Holder has failed to report interest, dividends or original issue discount described in Section 3406(c) of the Code; or

   - the U.S. Holder fails to certify, under penalty of perjury, that the U.S. Holder is not subject to backup withholding under the Code.

   Any amount withheld under backup withholding is allowable as a credit against the U.S. Holder's United States federal income tax liability and may entitle such U.S. Holder to a refund, provided that the required information is furnished to the IRS.

NON U.S. HOLDERS

PAYMENT OF INTEREST -- ORIGINAL ISSUE DISCOUNT

   Generally, interest income of a Non U.S. Holder that is not effectively connected with a United States trade or business is subject to withholding tax at a 30% rate (or, if applicable, a lower treaty rate). Interest, including OID, paid on a note by Tekelec or its agent to a Non U.S. Holder, however, will qualify for the "portfolio interest exemption" (provided Tekelec is not a "USRPHC" as defined below under "-- Non U.S. Holders -- FIRPTA Treatment") and therefore will not be subject to United States federal income tax or withholding tax, provided that such interest income (including OID) is not effectively connected with a United States trade or business of the Non U.S. Holder and provided that the Non U.S. Holder:

   - does not actually or constructively own (pursuant to the conversion feature of the notes or otherwise) 10% or more of the combined voting power of all classes of stock of Tekelec entitled to vote;

   - is not a controlled foreign corporation related to Tekelec actually or constructively through stock ownership;

   - is not a bank that acquired the notes in consideration for an extension of credit made pursuant to a loan agreement entered into in the ordinary course of business; and

   - either (a) provides a Form W-8 (or a suitable substitute form) signed under penalties of perjury that includes its name and address and certifies as to its non-United States status in compliance with applicable law and regulations, or (b) is a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business and provides a statement to Tekelec or its agent under penalties of perjury in which it certifies that such a Form W-8 (or a suitable substitute) has been received by it from the Non U.S. Holder or qualifying intermediary and furnishes Tekelec or its agent with a copy.

   Treasury regulations that become effective January 1, 2001, provide alternative methods for satisfying the certification requirement described above. These Treasury regulations also will require, in the case of notes held by a foreign partnership, that (a) the certification described above be provided by the partners rather than by the foreign partnership (unless the foreign partnership agrees to become a "withholding foreign partnership") and (b) the partnership provides certain information, including a United States TIN. A look-through rule will apply in the case of tiered partnerships.

   Except to the extent that an applicable treaty otherwise provides, a Non U.S. Holder generally is taxed in the same manner as a U.S. Holder with respect to interest if the interest income is effectively connected with a United States trade or business of the Non U.S. Holder. Effectively connected interest received by a corporate Non U.S. Holder may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate (or, if applicable, a lower treaty rate). Even though such effectively connected interest is subject to income tax, and may be subject to branch profits tax, it is not subject to withholding tax if the Non U.S. Holder delivers a properly executed IRS Form 4224 to the payor.

SALE, EXCHANGE OR REDEMPTION OF THE NOTES

   Subject to the discussion below under "-- Non U.S. Holders -- FIRPTA Treatment," a Non U.S. Holder of a note generally is not subject to United States federal income tax or withholding tax on any gain realized on the sale, exchange, or redemption of a note (including the receipt of cash in lieu of fractional shares upon conversion of a note into common stock but not including any amount representing interest or accrued market discount) unless:

   - such Non U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of sale, exchange, or redemption, and certain other conditions are met;

   - such gain is effectively connected with the conduct by a Non U.S. Holder of a trade or business within the United States and if certain tax treaties apply, is attributable to a United States permanent establishment maintained by the Non U.S. Holder; or

   - the Non U.S. Holder is subject to Code provisions applicable to certain U.S. expatriates.

CONVERSION OF THE NOTES

   Generally, a Non U.S. Holder will not be subject to United States federal income tax or withholding tax upon the conversion of a note into common stock except to the extent cash is received in lieu of fractional shares where any of the conditions described in "-- Non U.S. Holders -- Sale, Exchange or Redemption of the Notes" is satisfied.

DIVIDENDS ON THE COMMON STOCK

   Distributions by Tekelec with respect to the common stock that are treated as dividends paid (or deemed paid) as described above under "-- U.S. Holders -- Dividends on the Common Stock" to a Non U.S. Holder (excluding dividends that are effectively connected with the conduct by a Non U.S. Holder of a trade or business within the United States and are taxable as described below) will be subject to United States federal withholding tax at a 30% rate (or, if applicable, a lower treaty rate). Except to the extent that an applicable tax treaty otherwise provides, a Non U.S. Holder will be taxed in the same manner as a U.S. Holder on dividends paid (or deemed paid) that are effectively connected with the conduct by a Non U.S. Holder of a trade or business within the United States. If such Non U.S. Holder is a foreign corporation, it may also be subject to a United States branch profits tax on such effectively connected income at a 30% rate or such lower rate as may be specified by an applicable treaty. Even though such effectively connected dividends are subject to income tax, and may be subject to the branch profits tax, they will not be subject to United States withholding tax if the Non U.S. Holder delivers a properly executed IRS Form 4224 to the payor.

   Under current Treasury regulations, dividends paid to an address in a foreign country are presumed to be paid to a resident of that country (unless the payor has knowledge to the contrary) for purposes of the withholding discussed above, and under the current interpretation of the Treasury regulations, for purposes of determining the applicability of a treaty rate. Under Treasury regulations that become effective for distributions after 2000, however, a Non U.S. Holder of common stock who wishes to claim the benefit of an applicable treaty rate would be required to satisfy applicable certification and other requirements. In addition, under these Treasury regulations, in the case of common stock held by a foreign partnership, the certification requirement generally would be applied to the partners of the partnership (unless the partnership agrees to become a "withholding foreign partnership") and the partnership would be required to provide certain information, including a United States TIN. These Treasury regulations also provide look-through rules for tiered partnerships.

SALE OF THE COMMON STOCK

   Subject to the discussion below under "-- Non U.S. Holders -- FIRPTA Treatment," a Non U.S. Holder generally will not be subject to United States federal income tax or withholding tax on gain realized on the sale of common stock unless one of the conditions described in "-- Non U.S. Holders -- Sale, Exchange or Redemption of the Notes" is satisfied.

FIRPTA TREATMENT

   Under the Foreign Investment in Real Property Tax Act of 1980, as amended ("FIRPTA"), foreign persons generally are subject to United States federal income tax on capital gain realized on the sale or other disposition of any interest (other than solely as a creditor) in a corporation that is a United States real property holding corporation (a "USRPHC"). Under FIRPTA, a corporation is a USRPHC if the fair market value of the United States real property interests held by the corporation is 50% or more of the aggregate fair market value of certain assets of the corporation. Tekelec does not believe that it is currently a USRPHC. If Tekelec is not a USRPHC, a Non U.S. Holder will not be subject to United States federal income tax imposed by FIRPTA on a sale or other disposition of the notes or common stock . If Tekelec is a USRPHC, a Non U.S. Holder generally will not be subject to FIRPTA withholding on proceeds from a sale or other disposition of notes or common stock by reason of Tekelec's USRPHC status unless the Non U.S. Holder's interest in the note or the common stock exceeds the relevant threshold described below.

   Because Tekelec's common stock is regularly traded, a Non U.S. Holder will not be subject to FIRPTA withholding on a sale or other disposition of common stock unless such Non U.S. Holder owns, actually or constructively, common stock with a fair market value in excess of 5% of the fair market value of all the common stock outstanding at any time during the shorter of the five-year period preceding such sale or the Non U.S. Holder's holding period. In the case of a sale or other disposition of notes, the relevant ownership threshold depends upon whether the notes are regularly traded. If the notes are not regularly traded, a Non U.S. Holder will be subject to FIRPTA withholding only if on the date the Non U.S. Holder acquired such notes they had a fair market value greater than 5% of the aggregate value of the outstanding common stock. If the notes are publicly traded, a Non U.S. Holder will be subject to FIRPTA withholding only if such Non U.S. Holder owned more than 5% of the total value of all the notes outstanding at any time during the shorter of the five-year period preceding such disposition or the Non U.S. Holder's holding period for such notes.

   The notes are designated as eligible for trading in the PORTAL market.

DEATH OF A NON U.S. HOLDER

   A note held by an individual who is a Non U.S. Holder at the time of his death will not be included in the decedent's gross estate for United States estate tax purposes, provided that, at the time of the Non U.S. Holder's death, he did not own, actually or constructively, 10% or more of the total combined voting power of all classes of stock of Tekelec entitled to vote, and provided that, at the time of death, payments with respect to such notes would not have been effectively connected with the conduct by such Non U.S. Holder of a trade or business within the United States.

INFORMATION REPORTING AND BACKUP WITHHOLDING

   United States information reporting requirements and backup withholding tax will not apply to payments on a note to a Non U.S. Holder if the statement described in "-- Non U.S. Holders -- Payment of Interest -- Original Issue Discount" is duly provided by such Non U.S. Holder, provided that the payor does not have actual knowledge that the holder is a United States person.

   Information reporting requirements and backup withholding requirements will not apply to any payment of the proceeds received on the sale of a note or any payment of the proceeds received on the sale of the common stock that is effected outside the United States by a foreign office of a "broker" (as defined in applicable Treasury regulations), unless such broker is (a) a United State person; (b) a foreign person that derives 50% or more of its gross income for certain periods from activities that are effectively connected with the conduct of a trade or business in the United States; (c) a controlled foreign corporation for United States federal income tax purposes; or (d) (after December 31, 2000) a foreign partnership more than 50% of the capital or profits of which is owned by one or more United States persons or which engages in a United States trade or business. Payment of the proceeds of any such sale effected outside the United States by a foreign office of any broker that is described in (a), (b), (c), or (d) of the preceding sentence will not be subject to backup withholding tax but will be subject to information reporting requirements, unless such broker has documentary evidence in its records that the beneficial owner is a Non U.S. Holder and certain other conditions are met, or the beneficial owner otherwise establishes an exemption. Payment of the proceeds of any such sale to or through a United States office of a broker is subject to both information reporting and backup withholding requirements, unless the beneficial owner of the notes provides the statement described in "-- Non U.S. Holders -- Payments of Interest -- Original Issue Discount" or otherwise establishes an exemption.

   If paid to an address outside the United States, dividends on common stock held by a Non U.S. Holder generally will not be subject to the information reporting and backup withholding requirements described in this section, provided that the payor does not have actual knowledge that the holder is a United States person. Under Treasury regulations effective with respect to payments made after December 31, 2000, however, dividend payments will be subject to information reporting and backup withholding unless applicable certification requirements are satisfied (see the discussion above "-- Non U.S. Holders -- Dividends").

   THE FOREGOING SUMMARY DOES NOT DISCUSS ALL ASPECTS OF UNITED STATES FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO A HOLDER OF NOTES, OR SHARES OF COMMON STOCK THAT ARE RECEIVED UPON CONVERSION OF THE NOTES, IN LIGHT OF A HOLDER'S PARTICULAR CIRCUMSTANCES AND INCOME TAX SITUATION. PROSPECTIVE HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES, OR SHARES OF COMMON STOCK THAT ARE RECEIVED UPON CONVERSION OF THE NOTES, INCLUDING THE APPLICATION AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

                          DESCRIPTION OF CAPITAL STOCK

AUTHORIZED CAPITAL STOCK

   Our Articles of Incorporation authorize the issuance of up to 200,000,000 shares of common stock, without par value. As of January 10, 2000, 55,719,727 shares of common stock were outstanding, and we had reserved 11,263,719 shares for issuance upon the exercise of outstanding options and warrants.

COMMON STOCK

   The holders of common stock are entitled to one vote for each share held of record on each matter submitted to a vote of shareholders, except that, upon giving notice required by law, shareholders may cumulate their votes in the election of directors. Holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of Tekelec, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding senior securities. Holders of common stock have no preemptive rights and have no rights to convert their common stock into any other securities. The outstanding shares of common stock are validly issued, fully paid and nonassessable.

RIGHTS PLAN

   We have adopted a shareholder rights plan and authorized the issuance of one common share purchase right for each outstanding share of common stock. The rights agreement between us and U.S. Stock Transfer Corporation, as rights agent, contains the terms of the shareholder rights plan. The following is a summary of some of the terms of the plan. Since the terms of the plan may differ from the general information provided below, you should only rely on the actual provisions of the rights agreement. If you would like to read the rights agreement, it is on file with the Commission, or you may request a copy from us.

   Exercisability of Rights. Under the rights agreement, one right attaches to each outstanding share of common stock and, when exercisable, entitles the registered holder to purchase from us for a purchase price of $90, one share of common stock, subject to customary antidilution adjustments.

   The rights will not become exercisable until the earlier of:

   - ten business days following a public announcement or our determination that a person or group has become the beneficial owner of securities representing 15% or more (except that for Mr. Asscher, Mr. Givel, Tekelec-Airtronic, Natinco and certain other related persons, the threshold is 30%) of the voting power of our voting stock without the approval of our board of directors; or

   - ten business days, or such later date as our board of directors may determine, following the commencement of, or the announcement of an intention to commence, a tender offer or exchange offer that would result in a person or group becoming the beneficial owners of securities representing 15% or more of the voting power of Tekelec's voting stock without the approval of our board of directors (or such later date as our board of directors may determine, but in no event later than the date that any person or group actually becomes such an owner).

   Additionally, at any time a person or a group has become the beneficial owner of securities representing 15% or more (or, for Mr. Asscher, Mr. Givel, Tekelec-Airtronic, Natinco and certain other related persons, 30% or more) of the voting power of our voting stock without the approval of our board of directors, the "flip-in" and "flip-over" features of the rights or, at the discretion of our board of directors, the exchange feature of the rights, may be exercised by any holder, except for such person or group. A summary description of each of these, and certain other, features follows:

   "Flip In" Feature. In the event that a person or group becomes the beneficial owner of securities representing 15% or more (or, for Mr. Asscher, Mr. Givel, Tekelec-Airtronic, Natinco and certain other related persons, 30% or more) of the voting power of our voting stock without the approval of our board of directors, each holder of a right, except for such person or group, will have the right to acquire, upon exercise of the right, instead of one share of common stock, shares of common stock having a value equal to twice the exercise price of the right. For example, if we assume that the purchase price of $90 is in effect on the date that the flip-in feature of the right is exercised, any holder of a right, except for the person or group that has become the beneficial owner of securities representing 15% or more (or 30% or more, as the case may be) of the voting power of our voting stock, can exercise his or her right by paying us $90 in order to receive from us shares of common stock having a value equal to $180.

   Exchange Feature. At any time after a person or group becomes the beneficial owner of securities representing 15% or more (or, for Mr. Asscher, Mr. Givel, Tekelec-Airtronic, Natinco and certain other related persons, 30% or more) of the voting power of our voting stock without the approval of our board of directors, but less than 50% of the voting power of our voting stock, our board of directors may, at its option, exchange all or some of the rights, except for those held by such person or group, for common stock at an exchange ratio of one share of common stock per right and cash instead of fractional shares, if any. Use of this exchange feature means that eligible rights holders would not have to pay a purchase price before receiving additional shares of common stock.

   "Flip Over" Feature. In the event we are acquired in a merger or other business combination transaction or 50% or more of our assets or earning power is sold, each holder of a right, except for a person or group that is the beneficial owner of securities representing 15% or more (or, for Mr. Asscher, Mr. Givel, Tekelec-Airtronic, Natinco and certain other related persons, 30% or more) of the voting power of our voting stock without the approval of our board of directors, will have the right to receive, upon exercise of the right, the number of shares of the acquiring company's capital stock with the greatest voting power having a value equal to twice the exercise price of the right.

   Redemption of Rights. At any time before the earlier of ten business days following a public announcement or our determination that a person or group has become the beneficial owner of securities representing 15% or more (except that, for Mr. Asscher, Mr. Givel, Tekelec-Airtronic and Natinco and certain other related persons, the threshold is 30%) of the voting power of our voting stock without the approval of our board of directors, our board of directors may redeem all of the rights at a redemption price of $0.005 per right, subject to adjustment. The right to exercise the rights, as described above under "-- Exercisability of Rights," will terminate upon redemption and, at that time, the holders of the rights will have the right to receive only the redemption price for each right held.

   Amendment of Rights Agreement. At any time, our board of directors may amend any or all of the terms of the rights and the rights agreement without the consent of the holders of the rights, including to shorten or lengthen any of the time periods in the rights agreement or increase or decrease the purchase price or the triggering percentages (except that Mr. Asscher, Mr. Givel, Tekelec-Airtronic, Natinco and certain other related persons must approve certain amendments to the thresholds applicable to them). However, at any time after a person or group beneficially owns securities representing 15% or more (or, for Mr. Asscher, Mr. Givel, Tekelec-Airtronic, Natinco and certain other related persons, 30% or more) of the voting power of our voting stock without the approval of our board of directors, our board of directors may not adopt amendments to the rights agreement that adversely affect the interests of the holders of the rights. However, once the rights are no longer redeemable, our board of directors may not adopt any amendment that would lengthen the time period during which the rights are redeemable, and the triggering percentage may not be less than the greater of the greatest percentage of voting power beneficially owned by any person or group (other than Mr. Asscher, Mr. Givel, Tekelec-Airtronic, Natinco and certain other related persons) and 10%.

   Termination of Rights. If not previously exercised, the rights will expire on September 5, 2007, unless we earlier redeem or exchange the rights or extend the final expiration date.

   Anti-takeover Effects. Our shareholder rights plan has certain anti-takeover effects. Once the rights have become exercisable, the rights will cause substantial dilution to a person or group that attempts to acquire or merge with Tekelec in certain circumstances. Accordingly, the existence of the shareholder rights plan may deter potential acquirors from making a takeover proposal or tender offer. The shareholder rights plan should not interfere with any merger or other business combination approved by our board of directors since we may redeem the rights as described above and since a transaction approved by our board of directors would not cause the rights to become exercisable.

TRANSFER AGENT

   Tekelec's transfer agent and registrar for our common stock is U.S. Stock Transfer Corporation, Glendale, California.

                             SELLING SECURITYHOLDERS

    The notes offered hereby were originally issued by Tekelec and sold by the initial purchasers in transactions exempt from the registration requirements of the Securities Act (1) in the United States only to "qualified institutional buyers" in reliance on Rule 144A under the Securities Act and (2) outside the United States pursuant to Regulation S under the Securities Act. The selling securityholders (which term includes their transferees, pledgees, donees or their successors) may from time to time offer and sell pursuant to this prospectus any or all of the notes and the shares of common stock that may be acquired by the selling securityholders upon conversion of the notes.

    The following table is based upon information provided to us by or on behalf of each selling securityholder and indicates with respect to each selling securityholder:

   - the aggregate principal amount of the notes beneficially owned by such selling securityholder as of February 10, 2000;

   - the maximum amount of notes that such selling securityholder may offer under this prospectus;

   - the number of shares of common stock beneficially owned by such selling securityholder as of February 10, 2000; and

   - the maximum number of shares of common stock that may be offered for the account of such selling securityholder under this prospectus.

The table below also indicates by footnote reference any material relationship that a selling securityholder has had with Tekelec during the past three years. This prospectus covers all of the notes and common stock shown in the table below, and we may from time to time supplement or amend this prospectus to reflect the required information regarding selling securityholders and to include additional selling securityholders.

                                                                            PRINCIPAL           NO. OF              NO. OF
                                                           AGGREGATE          AMOUNT          SHARES OF           SHARES OF
                                                           PRINCIPAL         OF NOTES        COMMON STOCK        COMMON STOCK
                                                            AMOUNT           OFFERED         OWNED PRIOR           OFFERED
       NAME OF SELLING SECURITYHOLDER                      OF NOTES           HEREBY        TO OFFERING(1)        HEREBY(1)
       ------------------------------                     ----------       -----------     -----------------   ----------------
1976 Distribution Trust FBO A. R. .................
     Lauder/Zinterhofer ...........................            8,000            8,000                450                450
1976 Distribution Trust FBO Jane A. Lauder ........            8,000            8,000                450                450
AIG/National Union Fire Insurance .................          635,000          635,000             35,775             35,775
Alexandra Global Investment Fund I Ltd. ...........        1,000,000        1,000,000             56,339             56,339
Allstate Insurance Company ........................        1,500,000        1,500,000             84,508             84,508
Arbitex Master Fund L.P. ..........................        1,500,000        1,500,000             84,508             84,508
Argent Classic Convertible Arbitrage Fund
     (Bermuda) L.P. ...............................        4,000,000        4,000,000            225,357            225,357
Arpeggio Fund, LP .................................          500,000          500,000             28,169             28,169
Associated Electric & Gas
     Insurance Services Limited ...................          200,000          200,000             11,267             11,267
Bancroft Convertible Fund, Inc. ...................        1,000,000        1,000,000             56,339             56,339
Bear, Stearns & Co. Inc. ..........................          750,000          750,000             42,254             42,254
Black Diamond Offshore LDC ........................          502,000          502,000             28,282             28,282
BNP Arbitrage SNC(2) ..............................        3,000,000        3,000,000            169,017            169,017
Brookside Capital Partners Fund L.P.(3) ...........       20,000,000       20,000,000          1,126,786          1,126,786
BUI Social Security Board .........................           15,000           15,000                845                845
California Public Employees' Retirement System ....        3,000,000        3,000,000            169,017            169,017
City University of New York .......................           40,000           40,000              2,253              2,253
Deephaven Domestic Convertible Trading Ltd. .......        2,000,000        2,000,000            112,678            112,678
Deutsche Bank Securities Inc. .....................       47,471,000       47,471,000          2,674,482          2,674,482
Double Black Diamond Offshore LDC .................        1,373,000        1,373,000             77,353             77,353
Ellsworth Convertible Growth and
     Income Fund, Inc..............................        1,000,000        1,000,000             56,339             56,339

                                                                            PRINCIPAL           NO. OF              NO. OF
                                                           AGGREGATE          AMOUNT           SHARES OF           SHARES OF
                                                           PRINCIPAL         OF NOTES        COMMON STOCK        COMMON STOCK
                                                            AMOUNT           OFFERED         OWNED PRIOR           OFFERED
       NAME OF SELLING SECURITYHOLDER                      OF NOTES           HEREBY        TO OFFERING(1)        HEREBY(1)
       ------------------------------                     ----------       -----------     -----------------   ----------------
Forest Alternative Strategies Fund II LP A 5M .....           60,000           60,000            3,380              3,380
Forest Alternative Strategies Fund II LP A 5I .....          190,000          190,000           10,704             10,704
Forest Fulcrum Fund LP ............................          850,000          850,000           47,888             47,888
Forest Global Convertible Fund Series A 5 .........        3,700,000        3,700,000          208,455            208,455
Global Bermuda Limited Partnership ................        1,350,000        1,350,000           76,058             76,058
Grable Foundation .................................           57,000           57,000            3,211              3,211
Grady Hospital ....................................           60,000           60,000            3,380              3,380
Gryphon Domestic III, LLC .........................        2,700,000        2,700,000          152,116            152,116
Investcorp - SAM Fund Limited .....................        4,800,000        4,800,000          270,428            270,428
Island Holdings ...................................           15,000           15,000              845                845
Kentfield Trading, Ltd. ...........................        7,085,000        7,085,000          399,163            399,163
Lakeshore International, Ltd. .....................        2,650,000        2,650,000          149,299            149,299
LLT Limited .......................................          200,000          200,000           11,267             11,267
Mainstay Convertible Fund .........................        2,750,000        2,750,000          154,933            154,933
Maryland State Retirement System ..................          867,000          867,000           48,846             48,846
Merrill Lynch Insurance Group .....................          141,000          141,000            7,943              7,943
Morgan Stanley Dean Witter Convertible
     Securities Trust .............................        1,000,000        1,000,000           56,339             56,339
New Orleans Firefighters ..........................           64,000           64,000            3,605              3,605
Occidental Petroleum ..............................          108,000          108,000            6,084              6,084
Ohio BWC ..........................................           76,000           76,000            4,281              4,281
Rhapsody Fund, LP .................................        1,400,000        1,400,000           78,875             78,875
Shell Pension Trust ...............................           85,000           85,000            4,788              4,788
Starvest Combined Portfolio .......................        1,000,000        1,000,000           56,339             56,339
UBS AG London Branch ..............................        7,835,000        7,835,000          441,418            441,418
White River Securities LLC ........................          750,000          750,000           42,254             42,254
Worldwide Transactions Ltd. .......................          125,000          125,000            7,042              7,042
                           TOTAL ..................      129,420,000      129,420,000        7,291,409          7,291,409

----------

(1) Reflects the shares of common stock into which the notes held by such securityholder are convertible at the initial conversion rate. The conversion rate and the number of shares of common stock issuable upon conversion of the notes are subject to adjustment under certain circumstances. See "Description of the Notes -- Conversion."

(2) As of January 17, 2000, BNP Arbitrage SNC beneficially owned an additional 9,211 shares of Tekelec common stock. Those shares are not covered by this prospectus.

(3) As of January 10, 2000, Brookside Capital Partners Fund L.P. beneficially owned an additional 1,860,000 shares of Tekelec common stock. Those shares are not covered by this prospectus. As of January 10, 2000 and including the shares which become issuable upon conversion of the notes within 60 days after January 10, 2000, Brookside Capital Partners Fund L.P. beneficially owned more than 5% of the outstanding shares of Tekelec common stock. See "Principal Shareholders."


    The selling securityholders named above may, in transactions exempt from the registration requirements of the Securities Act, have sold, transferred or otherwise disposed of all or a portion of their notes and common stock since the date on which they provided the information in the table regarding their notes and common stock. Any such sales would affect the data in the above table. Assuming that the selling securityholders dispose of all of the notes and common stock offered by this prospectus and that they do not acquire any additional notes or shares of common stock, none of the selling securityholders would continue to own any notes or shares of common stock upon completion of the offering pursuant to this prospectus (except for any shares of common stock currently owned by a selling securityholder as described in the footnotes to the above table).

                              PLAN OF DISTRIBUTION

    The selling securityholders received the notes in connection with a private placement. The selling securityholders may sell the notes and underlying common stock from time to time. The selling securityholders may sell all or a portion of the securities in one or more transactions:

         -  on the exchange on which the securities are traded, if any;

         -  in the over-the-counter market;

         -  in separately negotiated transactions; or

         -  in a combination of such transactions.

Each sale may be made at market prices prevailing at the time of the sale or at negotiated prices. Some or all of the securities may be sold through brokers acting on behalf of the selling securityholders or to dealers or underwriters for resale by them. In connection with such sales, such brokers, dealers and underwriters may receive compensation in the form of discounts or commissions from the selling securityholders and may receive commissions from the purchasers of securities for whom they act as broker or agent (which discounts and commissions are not anticipated to exceed those customary in the types of transactions involved). Any broker or dealer participating in any such sale may be deemed to be an "underwriter" within the meaning of the Securities Act of 1933 and will be required to deliver a copy of this prospectus to any person who purchases any of the securities from or through such broker or dealer.

    In connection with any sales through a broker, such broker may act as agent for the selling securityholder or may purchase from the selling securityholder all or a portion of such securities as principal. Securities sold by a broker may be made in one or more of the following transactions:

         - block transactions (which may involve crosses) in which a broker may sell all or a portion of such securities as agent but may position and resell all or a portion of the block as principal to facilitate the transaction;

         - purchases by any broker as principal and resale by such broker for its own account;

         - an exchange distribution in accordance with the rules of such exchange;

         - ordinary brokerage transactions and transactions in which any broker solicits purchasers;

         - sales "at the market" to or through the market maker or into an existing trading market, on an exchange or otherwise, for such securities; and

         - sales in other ways not involving market makers or established trading markets, including direct sales to institutions or individual purchasers.

    We are permitted to suspend the use of this prospectus in connection with the sales of notes and the underlying common stock by holders upon the happening of certain events or if there exists any fact that makes any statement of material fact made in this prospectus untrue or that requires the making of additions to or changes in the prospectus in order to make the statements herein not misleading until such time as we advise the selling securityholders that use of the prospectus may be resumed. We have agreed to pay the cost of the registration of the securities and the preparation of this prospectus and the registration statement under which it is filed. The expenses so payable by us are estimated to be approximately $145,000.

    In order to comply with the securities laws of certain states, if applicable, the notes and the underlying common stock may be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the notes and the underlying common stock may not be sold unless these securities have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

   Any securities covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act of 1933 may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus. There can be no assurance that any selling securityholder will sell any or all of the notes or the underlying common stock described herein, and any selling securityholder may transfer, devise or gift such securities by other means not described herein.

   Certain of the initial purchasers engage in transactions with, and from time to time have performed services for, us and our subsidiaries in the ordinary course of business.

                                  LEGAL MATTERS

   The validity of the securities offered hereby will be passed upon for Tekelec by Bryan Cave LLP. Ronald W. Buckly, Tekelec's Vice President and General Counsel, is of counsel to Bryan Cave LLP, which firm has provided legal services to Tekelec since March 1996.

                                     EXPERTS

        The consolidated financial statements incorporated in this Registration Statement by reference to the Annual Report on Form 10-K of Tekelec for the year ended December 31, 1998, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

        The financial statements of IEX Corporation at December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998, appearing in the Current Report (Form 8-K) of Tekelec dated May 7, 1999, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                       DOCUMENTS INCORPORATED BY REFERENCE

        This prospectus incorporates certain documents about us by reference that are not presented in or delivered with this prospectus. The information incorporated by reference is an important part of this prospectus. We are incorporating by reference in this prospectus the following documents which were filed with the Securities and Exchange Commission under the Exchange Act:

         - our annual report on Form 10-K for our fiscal year ended December 31, 1998;

         - our quarterly reports on Form 10-Q for the periods ended March 31, 1999, June 30, 1999 and September 30, 1999;

         -  our Proxy Statement for our 1999 annual meeting of shareholders; and

         - our current reports on Form 8-K dated May 7, 1999; May 14, 1999; August 25, 1999; October 20, 1999; October 28, 1999; and November 4, 1999, including financial statements of certain acquired affiliates.

        We also are incorporating by reference in this prospectus all reports and other documents that we file after the date of this prospectus pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of the offering of the notes and the underlying common stock under this prospectus. These reports and documents will be incorporated by reference in and considered to be a part of this prospectus as of the date of filing of such reports and documents.

        Any statement contained in this prospectus or in a document which is incorporated by reference herein will be modified or superseded for purposes of this prospectus to the extent that a statement in any document that we file after the date of this prospectus that also is incorporated by reference herein modifies or supersedes such prior statement. Any such statement so modified or superseded will not, except as so modified or superseded, constitute a part of this prospectus.

        This prospectus incorporates by reference documents which are not presented in this prospectus or delivered to you with it. You may request, and we will send to you, without charge, copies of these documents, other than exhibits to these documents, which we will send to you for a reasonable fee. Requests should be directed to the office of the Secretary, Tekelec, 26580 West Agoura Road, Calabasas, California 91302 (telephone (818) 880-5656).

                       WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by us at the Commission's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. Tekelec's filings are also available to the public from commercial document retrieval services and at the web site maintained by the Commission at http://www.sec.gov.

        Our common stock is listed on the Nasdaq National Market under the symbol "TKLC" and our SEC filings can also be read and obtained at the following Nasdaq address:

                             The Nasdaq Stock Market
                                 Reports Section
                               1735 K Street, N.W.
                             Washington, D.C. 20006



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

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   YOU MAY RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE
NOT AUTHORIZED ANYONE TO PROVIDE INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR SALE OF NOTES OR COMMON STOCK MEANS THAT INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT AFTER THE DATE OF THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY THE NOTES OR COMMON STOCK IN ANY CIRCUMSTANCES UNDER WHICH THE OFFER OR SOLICITATION IS UNLAWFUL.

                                ----------------


                                TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
Summary ................................................................     2
Risk Factors ...........................................................     6
Forward-Looking Statements .............................................    14
Use of Proceeds ........................................................    16
Dividend Policy ........................................................    16
Price Range of Common Stock ............................................    16
Ratio of Earnings to Fixed Charges .....................................    17
Capitalization .........................................................    17
Selected Consolidated Financial Data ...................................    18
Management's Discussion and Analysis of Financial Condition and
  Results of Operations ................................................    19
Business ...............................................................    28
Management .............................................................    41
Principal Shareholders .................................................    43
Description of Existing Indebtedness ...................................    45
Description of the Notes ...............................................    46
Material United States Federal Income Tax Considerations ...............    55
Description of Capital Stock ...........................................    62
Selling Securityholders ................................................    64
Plan of Distribution ...................................................    66
Legal Matters ..........................................................    67
Experts ................................................................    67
Documents Incorporated by Reference ....................................    67
Where You Can Find More Information ....................................    68


                                ----------------


================================================================================

================================================================================

                                  $135,000,000



                                     [LOGO]

                                    TEKELEC

                                3.25% CONVERTIBLE
                              SUBORDINATED DISCOUNT
                                 NOTES DUE 2004
                                 AND SHARES OF
                                  COMMON STOCK
                                 ISSUABLE UPON
                               CONVERSION THEREOF


                                ----------------
                                   PROSPECTUS
                                ----------------





                                FEBRUARY 16, 2000

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